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Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-46434

Prospectus Supplement
February 13, 2003
(To Prospectus dated November 1, 2000)

$1,000,000,000

PHH Corporation

$400,000,000 6.000% Notes due 2008
$600,000,000 7.125% Notes due 2013

        The 6.000% notes will mature on March 1, 2008. The 7.125% notes will mature on March 1, 2013. Interest on the notes will be payable on each March 1 and September 1, commencing September 1, 2003.

        The notes may be redeemed at any time and from time to time, at our option, in whole or in part, as described in this prospectus supplement under the caption "Description of Notes — Optional Redemption." The notes will not have the benefit of any sinking fund.

        The notes will be unsecured senior obligations of ours and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding.

        Investing in the notes involves risks that are described in the "Risk Factors Relating to the Notes" section beginning on page S-13 of this prospectus supplement.

	Per 6.000% Note due 2008	Total	Per 7.125% Note due 2013	Total
Public offering price(1)	99.590%	$398,360,000	99.333%	$595,998,000
Underwriting discount	0.600%	$2,400,000	0.650%	$3,900,000
Proceeds, before expenses, to PHH Corporation	98.990%	$395,960,000	98.683%	$592,098,000

(1)  Plus accrued interest, if any, from February 19, 2003, if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

        The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 19, 2003.

Joint Book-Running Managers

Banc of America Securities LLC	Barclays Capital

Credit Lyonnais Securities
Daiwa Securities SMBC Europe
RBS Greenwich Capital
Scotia Capital
Wachovia Securities
Goldman, Sachs & Co.

        In making your investment decision, you should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

Prospectus Supplement

FORWARD-LOOKING STATEMENTS

        Forward-looking statements about PHH in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives.

        Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "project", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors and assumptions could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

  •
  terrorist attacks, such as the September 11, 2001 terrorist attacks on New York City and Washington D.C., other attacks, acts of war, or measures taken by governments in response thereto may negatively affect our financial results and could also result in a disruption in our businesses;

  •
  the effect of economic conditions and interest rate changes on the economy on a national, regional or international basis and the impact thereof on our businesses;

  •
  the effects of changes in current interest rates, particularly on our mortgage business;

  •
  the final resolution or outcome of Cendant's unresolved pending litigation relating to its previously announced accounting irregularities and other related litigation;

  •
  our ability to develop and implement operational, technological and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;

  •
  competition in our existing and potential future lines of business and the financial resources of, and products available to, competitors;

  •
  failure to reduce quickly our substantial technology costs in response to a reduction in revenue;

  •
  our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster;

  •
  our ability to integrate and operate successfully acquired and merged businesses and risks associated with such businesses, the compatibility of the operating systems of the combining companies, and the degree to which our existing administrative and back-office functions and costs and those of the acquired companies are complementary or redundant;

  •
  our ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements and to maintain our credit ratings; and

  •
  changes in laws and regulations, including changes in accounting standards and privacy policy regulation.

        Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control.

        Additional information about issues that could lead to material changes in our performance is contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

        You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable laws, including the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. You are advised, however, to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the Securities and Exchange Commission (the "SEC"). See "Where You Can Find More Information" in the accompanying prospectus. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors Relating to the Notes" on page S-13 of this prospectus supplement. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SUMMARY

        This summary may not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus in their entirety, including the financial data and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus and all of the other documents incorporated by reference herein and therein, before making an investment decision. Unless we have indicated otherwise, references in this prospectus supplement and accompanying prospectus to "PHH," "we," "us" and "our" or similar terms are to PHH Corporation and its subsidiaries.

Our Company

        We are a provider of relocation, mortgage and fleet management services. We operate in the following two business segments:

  •
  Our Real Estate Services segment provides assistance in employee relocations through Cendant Mobility Services Corporation, and provides home buyers with mortgages through Cendant Mortgage Corporation, Century 21 Mortgage®, Coldwell Banker Mortgage and ERA Mortgage.
  •
  Our Fleet Management segment provides fleet management and fuel card services to corporate clients and government agencies through PHH Arval and Wright Express.

        We are a wholly-owned subsidiary of Cendant Corporation. Our principal executive office is located at One Campus Drive, Parsippany, NJ 07054 (telephone number: (973) 428-9700).

Recent Developments

Fourth Quarter and Full Year 2002 Results

        The following discussion of operating results addresses revenues and Adjusted EBITDA on a consolidated basis and by segment. EBITDA is defined as earnings from continuing operations before income taxes, non-program related depreciation and amortization and minority interest. Adjusted EBITDA excludes items that are of a non-recurring or unusual nature, inluding effects on our operations from the September 11, 2001 terrorist attacks. We believe Adjusted EBITDA is the most informative presentation of how management evaluated performance and allocated resources in 2002 and 2001. All 2002 amounts and the 2001 amounts for the three month period ended December 31, 2001 are derived from unaudited financial information.

        Our operating results for fourth quarter and full year 2002 and 2001 were as follows:

	Three Months Ended December 31,
	Revenues				Adjusted EBITDA
									Operating Income
				% Change				% Change
	2002	2001			2002(b)	2001(c)			2002	2001
	($ in millions)
Real Estate Services	$366	$379	(d)	(3)%	$120	$183	(d)	(34)%
Fleet Management	373	368		1%	27	22		23%

Total Reportable Segments	739	747			147	205
Corporate and Other(a)	(2)	—		*	3	1		*

Total Company	$737	$747		(1)%	$150	$206		(27)%	$141	$67

	Year Ended December 31,
	Revenues					Adjusted EBITDA
											Operating Income
					% Change					% Change
	2002		2001			2002(b)		2001(c)			2002	2001
	($ in millions)
Real Estate Services	$971	(e)	$1,225	(d)	(21)%	$115	(e)	$482	(d)	(76)%
Fleet Management	1,480		1,266		17%	104		76	(f)	37%

Total Reportable Segments	2,451		2,491			219		558
Corporate and Other(a)	(2)		87		*	—		87		*

Total Company	$2,449		$2,578		(5)%	$219		$645		(66)%	$164	$443

*
Not meaningful.
(a)
Principally reflects unallocated corporate overhead and the elimination of transactions between segments.
(b)
Excludes non-cash credits of $6 million primarily related to changes in the original estimates of costs to be incurred in connection with our restructuring initiatives undertaken during 2001 as a result of the September 11, 2001 terrorist attacks ($5 million and $1 million of credits were recorded in Real Estate Services and Fleet Management, respectively).
(c)
Excludes a net charge of $28 million primarily in connection with our restructuring initiatives undertaken during 2001 as a result of the September 11, 2001 terrorist attacks ($24 million and $4 million of charges were recorded in Real Estate Services and Fleet Management, respectively).
(d)
Excludes a provision of $94 million for impairment of our mortgage servicing rights asset.
(e)
Includes a write-down of $275 million (pre-tax) related to the impairment of our mortgage servicing rights asset.
(f)
Excludes charges of $4 million related to the acquisition and integration of the fleet businesses acquired from Avis Group Holdings, Inc. in March 2001.

Real Estate Services

        During fourth quarter 2002, revenues within the Real Estate Services segment decreased 3% from $379 million in 2001 to $366 million in 2002, while Adjusted EBITDA decreased 34% from $183 million in 2001 to $120 million in 2002. For full year 2002, revenues within this segment decreased 21% from $1,225 million in 2001 to $971 million in 2002, while Adjusted EBITDA decreased 76% from $482 million in 2001 to $115 million in 2002.

        Principally driving the decreases in revenues and Adjusted EBITDA during fourth quarter 2002 were (i) a reduction of approximately $30 million in revenues from mortgage-related activities due to a decline in net revenues from mortgage servicing activities (which includes amortization of the mortgage servicing rights asset) and (ii) a reduction in revenue from relocation activities as a result of a decline in relocation-related homesale closings and lower interest rates charged to our clients. Partially offsetting the decrease in mortgage servicing revenues was continued growth in our mortgage production channels. Additionally, these decreases were also partially offset by an increase in revenues generated from our title and appraisal business. The decline in Adjusted EBITDA for fourth quarter 2002 further reflects an increase in operating expenses due to higher expenses incurred in our mortgage business to support the continued high levels of mortgage loan production, which was offset in part by a reduction in relocation-related spending reflecting a weaker corporate spending environment.

        Principally driving the decreases in revenues and Adjusted EBITDA during full year 2002 was a $275 million non-cash provision for impairment of our mortgage servicing rights asset ("MSR"), which is the capitalized value of expected future servicing fees. Excluding the $275 million non-cash provision for impairment of the MSR asset, revenues and Adjusted EBITDA for this segment reflect (i) an increase of approximately $30 million in revenue generated from mortgage-related activities due to continued growth in our mortgage production channels offset in part by a decrease in servicing revenue, (ii) an increase in revenues generated from our title and appraisal business and (iii) a reduction in revenue from relocation activities as a result of a decline in relocation-related homesale closings and lower interest rates charged to our clients. The decline in Adjusted EBITDA for full year 2002 further reflects an increase in operating expenses due to higher expenses incurred in our mortgage business to support the continued high levels of mortgage loan production, partially offset by a reduction in relocation-related spending reflecting a weaker corporate spending environment.

Fleet Management

        During fourth quarter 2002, revenues within the Fleet Management segment increased 1% to $373 million in 2002 from $367 million in 2001, while Adjusted EBITDA increased 23% to $27 million in 2002 from $22 million in 2001. For full year 2002, revenues within this segment increased 17% to $1,480 million in 2002 from $1,266 million in 2001, while Adjusted EBITDA increased 37% to $104 million in 2002 from $76 million in 2001.

        Fourth quarter 2002 results were positively impacted by an increase in service-based revenues primarily due to an increase in the number of fuel and maintenance cards being serviced. Adjusted EBITDA for fourth quarter 2002 also benefited from cost reductions resulting primarily from restructuring actions undertaken during fourth quarter 2001.

        The businesses comprising this segment were acquired in the March 2001 acquisition of the fleet management operations of Avis Group Holdings, Inc. (the car rental operations of Avis are owned by a Cendant subsidiary not within our ownership structure). Accordingly, the revenues and Adjusted EBITDA for full year 2001 only include ten months of results (March through December). The acquisition of the fleet businesses contributed incremental revenues and Adjusted EBITDA in 2002 of $239 million and $16 million, respectively. On a comparable basis, post acquisition (ten months ended December 31, 2002 versus the comparable prior year period), revenues decreased by $25 million, while Adjusted EBITDA increased by $12 million. Principally driving these year-over-year changes on a comparable basis are lower interest revenues offset by lower interest expense on vehicle funding, which is substantially passed through to clients and therefore results in lower revenues but has minimal Adjusted EBITDA impact. This was partially offset by an increase in depreciation on leased vehicles which is also passed through to clients. Adjusted EBITDA also benefited from cost reductions resulting primarily from restructuring actions undertaken during fourth quarter 2001.

Adjusted EBITDA Reconciliation

        Provided below is a reconciliation of Adjusted EBITDA to EBITDA and Operating Income:

	Three Months Ended December 31,
	2002	2001
	(in millions)
Adjusted EBITDA	$150	$206
Less: Restructuring and other unusual charges (credits)	(6)	28
Less: Mortgage servicing rights impairment	—	94

EBITDA	156	84
Less: Non-program related depreciation and amortization	15	21

Operating Income	$141	$63

	Year Ended December 31,
	2002	2001
	(in millions)
Adjusted EBITDA	$219	$645
Less: Restructuring and other unusual charges (credits)	(6)	28
Less: Acquisition and integration related costs	—	4
Less: Mortgage servicing rights impairment	—	94

EBITDA	225	519
Less: Non-program related depreciation and amortization	61	76

Operating Income	$164	$443

Capital Structure and Sources of Liquidity

        Information relating to our capitalization as of December 31, 2002 and 2001 is summarized below:

	As of December 31,
	2002(a)		2002 Pro Forma(b)		2001
	(in millions)
Unsecured Borrowings
Commercial Paper	$866		$528		$917
Short-term Borrowings	158		158		970
Medium-term Notes	1,421		1,771		679
Other	—		—		32

	2,445		2,457		2,598

Secured and Securitized Borrowings
Term Notes	2,671		2,671		2,638
Short-term Borrowings	960		960		532
Other	387		387		295

	4,018		4,018		3,465

Total Consolidated Debt	6,463		6,475		6,063
Stockholder's Equity	1,951		1,951		1,777

Total Capitalization	$8,414		$8,426		$7,840

Debt to Net Tangible Worth(c)	5.3	x	5.3	x	5.7	x

(a)
2002 amounts are derived from unaudited financial information.
(b)
On February 3, 2003, we repaid $650 million aggregate principal amount of our 8 1/8% medium-term notes due 2003 with borrowings under our commercial paper program. After giving effect to such borrowings, the outstanding balance of our commercial paper program on February 3, 2003 was $1,190 million. The 2002 pro forma amounts reflect (i) a net decrease to commercial paper of $338 million consisting of repayments of $988 million with proceeds from this offering, partially offset by the $650 million issuance described above and (ii) a net increase to medium-term notes of $350 million consisting of the additional issuance of $1 billion of notes in this offering, partially offset by the $650 million repayment with the proceeds received from the issuance of commercial paper referred to in (i) above.
(c)
Represents total consolidated debt divided by (i) stockholder's equity less the aggregate book value of all intangible assets of approximately $740 million and $718 million as of December 31, 2002 and 2001, respectively.

        A summary of our consolidated debt, unconsolidated debt and principal sources of liquidity is set forth below on a historical and pro forma basis (after giving effect to this offering and the use of proceeds therefrom):

	December 31, 2002(a)	Pro Forma(b)	Committed Capacity(c)		Available Remaining Committed Capacity(c)
	(in millions)
Consolidated Debt
Unsecured Debt
Commercial Paper	$866	$528	$1,500	(d)	$972
Medium-term Notes	1,421	1,771
Short-term Borrowings	158	158

Total Unsecured Debt	2,445	2,457

Secured Debt
Term Notes(e)	2,671	2,671	3,104		433
Short-term Borrowings(f)	960	960	1,000		40
Other	387	387

Total Secured Debt	4,018	4,018

Total Consolidated Debt	$6,463	$6,475

Unconsolidated Debt
Bishops Gate (mortgage warehouse facility)	$2,396	$2,396	$3,223		$827
Apple Ridge (relocation receivable facility)	480	480	600		120
VMS Canada (fleet management facility)	268	268

Total Unconsolidated Debt	$3,144	$3,144

(a)
Amounts are derived from unaudited financial information.
(b)
On February 3, 2003, we repaid $650 million aggregate principal amount of our 8 1/8% medium-term notes due 2003 with borrowings under our commercial paper program. After giving effect to such borrowings, the outstanding balance of our commercial paper program on February 3, 2003 was $1,190 million. The pro forma amounts reflect (i) a net decrease to commercial paper of $338 million consisting of the repayments of $988 million with proceeds from this offering, partially offset by the $650 million issuance described above and (ii) a net increase to medium-term notes of $350 million consisting of the additional issuance of $1 billion of notes in this offering, partially offset by the $650 million repayment with the proceeds received from the issuance of commercial paper referred to in (i) above.
(c)
Borrowings are subject to customary conditions precedent.
(d)
Represents committed credit facilities of $750 million and $750 million maturing in February 2004 and February 2005, respectively.
(e)
Represents borrowings by Chesapeake Funding, a fleet management facility.
(f)
Primarily represents borrowings under mortgage facilities.

Recently Issued Accounting Pronouncements

        Guarantees.    In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such Interpretation elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation apply to guarantees issued or modified after December 31, 2002. We adopted these provisions on January 1, 2003. The disclosure provisions of this Interpretation are effective for financial statements with annual periods ending after December 15, 2002. We will apply the disclosure provisions of this Interpretation in our Annual Report on Form 10-K for the year ended December 31, 2002, as required by this Interpretation.

        Stock-Based Compensation.    On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This standard also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We will apply the disclosure provisions of SFAS No. 148 in our Annual Report on Form 10-K for the year ended December 31, 2002, as required by this standard.

        As permitted by SFAS No. 123, during 2002, we measured stock-based compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25. Accordingly, we did not recognize compensation expense upon the issuance of its stock options because the option terms were fixed and the exercise price equaled the market price of the underlying CD common stock on the grant date. We complied with the provision of SFAS No. 123 by providing pro forma disclosures of net income and related per share data giving consideration to the fair value method provisions of SFAS No. 123.

        On January 1, 2003, we adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123, which is considered by the FASB to be the preferable accounting method for stock-based employee compensation, and elected to use the prospective method permitted by SFAS No. 148. Therefore, the transition provisions of SFAS No. 148 were adopted concurrently with the fair value based recognition provisions of SFAS No. 123 on January 1, 2003. Beginning on January 1, 2003, we expense all future employee stock awards over the vesting period based on the fair value of the award on the date of grant in accordance with the prospective transition method.

        Consolidation of Variable Interest Entities.    On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Such Interpretation provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. It also provides guidance related to the initial and subsequent measurement of assets, liabilities and non-controlling interests in newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. The consolidation provisions of this Interpretation are first required to be applied to variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003 in our financial statements for the quarterly period ending September 30, 2003. For variable interests entities created, or interests in variable interest entities obtained, subsequent to January 31, 2003, we are required to apply the consolidation provisions of this Interpretation immediately. We did not create any variable interest entities nor obtain any interests in variable interest entities subsequent to January 31, 2003. This Interpretation also requires certain disclosures in our Annual Report on Form 10-K if it is reasonably possible that we will consolidate or disclose information about a variable interest entity when we initially apply the guidance in this Interpretation. While we are currently evaluating the impact of adopting this Interpretation, we expect that the implementation of this Interpretation will result in the consolidation of the mortgage warehouse securitization facility, Bishops Gate Residential Mortgage Trust. The consolidation of Bishops Gate is not expected to effect our results of operations. However, had we consolidated Bishops Gate as of December 31, 2002, our total assets and liabilities under management and mortgage programs would have increased by $2.5 billion each.

* * *

        We continually review and evaluate our portfolio of existing businesses to determine if they continue to meet our business objectives. As part of our ongoing evaluation of such businesses, we intend from time to time to explore and conduct discussions with regard to joint ventures, divestitures and related corporate transactions. However, we can give no assurance with respect to the magnitude, timing, likelihood or financial or business effect of any possible transaction. We also cannot predict whether any divestitures or other transactions will be consummated or, if consummated, will result in a financial or other benefit to us.

The Offering
Issuer	PHH Corporation
Securities Offered	$400,000,000 in aggregate principal amount of 6.000% notes due 2008 and $600,000,000 in aggregate principal amount of 7.125% notes due 2013.
Interest	The notes will bear interest at the rate of 6.000% per year in the case of 6.000% notes and 7.125% in the case of the 7.125% notes, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2003. See "Description of Notes."
Issue Prices	99.590% of principal amount per 6.000% note, plus accrued interest, if any, from February 19, 2003 and 99.333% of principal amount per 7.125% note, plus accrued interest, if any, from February 19, 2003.
Optional Redemption	The notes may be redeemed at any time and from time to time, at our option, in whole or in part, as described in this prospectus supplement under the caption "Description of Notes—"Optional Redemption." The notes will not have the benefit of any sinking fund.
Ranking	The notes will be senior unsecured indebtedness of PHH and will be equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of PHH. However, we are a holding company and the notes will be effectively subordinated to all existing and future obligations of our subsidiaries. At September 30, 2002, our subsidiaries had $3.6 billion of indebtedness, in addition to other liabilities, to which the notes would have been structurally subordinated.
Covenants	The indenture pursuant to which the notes will be issued contains covenants that, among other things, limit our ability to create liens on our assets, require us to maintain a debt/tangible equity ratio not greater than 10 to 1, prohibit us from paying dividends and making distributions on account of our capital stock unless our debt/equity ratio after giving effect thereto is less than or equal to 6.5 to 1 and restrict our ability to merge, consolidate, transfer and sell our assets. These covenants are subject to certain exceptions as discussed in this prospectus supplement under the caption "Description of Notes—Covenants."
Use of Proceeds	Our net proceeds from the offering will be approximately $988 million. We will use the net proceeds from this offering to repay outstanding commercial paper. See "Use of Proceeds."
Additional Issuances	We may, at any time, create and issue further notes having the same terms as the notes. See "Description of Notes — Modification and Waiver."
Ratings	Our senior unsecured debt ratings are as follows:
Moody's Investor Services Baa1
Standard & Poor's BBB+
Fitch Ratings BBB+

Moody's, S&P and Fitch currently maintain negative outlooks on our ratings. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating agency.

RISK FACTORS RELATING TO THE NOTES

        Your investment in the notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are unsophisticated with respect to the significant terms of the notes or financial matters.

Our holding company structure results in structural subordination and may affect our ability to make payments on the notes.

        The notes are obligations exclusively of PHH. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

        Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Certain of our subsidiaries' debt instruments contain such restrictions which could prevent us from receiving dividends and distributions from those subsidiaries. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

        Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

        At September 30, 2002, our subsidiaries had $3.6 billion of indebtedness, in addition to other liabilities, to which the notes would have been structurally subordinated.

An active trading market for the notes may not develop.

        We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the notes on any securities exchange or other market.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the notes in this offering will be approximately $988 million, after deducting the underwriters' discount and estimated offering expenses payable by us. We will use the net proceeds from this offering to repay outstanding commercial paper, which we issued in the fourth quarter of 2002 and the first quarter of 2003 to repay $650 million aggregate principal amount of our 8 1/8% medium-term notes due 2003 and for general corporate purposes. As of December 31, 2002, the weighted average interest rate of such outstanding commercial paper was 2.06% maturing within the next three months.

CAPITALIZATION

        The following table sets forth cash and cash equivalents and the capitalization of PHH as of September 30, 2002 on a historical and pro forma basis giving effect to (i) an additional issuance of $650 million of commercial paper, the proceeds from which were used to repay $650 million of our medium-term notes and (ii) $988 million of net proceeds (gross proceeds of $1 billion) from the issuance of the notes offered hereby and the application of the proceeds therefrom to repay outstanding borrowings under our commercial paper facility. See "Use of Proceeds."

        This table should be read in conjunction with the financial statements and related notes thereto included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, which is incorporated by reference in this prospectus supplement. All dollar amounts are in millions.

	As of September 30, 2002
	Historical PHH	Pro Forma PHH
Cash and cash equivalents	$54	$54

Debt under management and mortgage programs	$6,116	$6,128
Stockholder's equity:
Preferred stock—authorized 3 million shares; none issued and outstanding common stock, no par value—authorized 75 million shares; issued and outstanding 1,000 shares	800	800
Retained earnings	996	996
Accumulated other comprehensive loss	(4)	(4)

Total stockholder's equity	1,792	1,792

Total capitalization	$7,908	$7,920

RATIO OF EARNINGS TO FIXED CHARGES

        The table below sets forth the ratio of earnings to fixed charges of PHH and its consolidated subsidiaries on a historical basis for each of the periods indicated:

Nine Months Ended	Fiscal Year Ended December 31,
September 30, 2002	2001	2000	1999	1998		1997
1.14x(1)	2.50x	3.41x	3.13x	2.78x	(2)	*

*
Earnings were inadequate to cover fixed charges (deficiency of $56 million) for the year ended December 31, 1997. Loss from continuing operations before income taxes includes non-recurring other charges of $190 million. Excluding such charges, the ratio of earnings to fixed charges was 2.16x.

(1)
Excluding the non-cash $275 million provision for impairment of the mortgage servicing rights asset, the ratio of earnings to fixed charges was 2.81x.

(2)
For the year ended December 31, 1998, income before taxes includes a non-recurring other credit of $19 million. Excluding such credit, the ratio of earnings to fixed charges was 2.67x.

        The ratio of earnings to fixed charges is computed by dividing (1) income (loss) before income taxes plus fixed charges by (2) fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected historical consolidated financial data as of and for the nine months ended September 30, 2002 are derived from our unaudited consolidated condensed financial statements and accompanying notes filed on Form 10-Q with the SEC on November 4, 2002. The pro forma statement of operations data for the year ended December 31, 2001 give effect to our March 1, 2001 acquisition of Avis Group Holdings, Inc. as if the acquisition had occurred on January 1, 2001 and are derived from our unaudited pro forma financial information filed as Exhibit 99 to Form 10-K with the SEC on March 29, 2002. The selected historical consolidated statement of operations data for the three years ended December 31, 2001 and the balance sheet data as of December 31, 2001 and 2000 are derived from our audited consolidated financial statements and accompanying notes filed on Form 10-K with the SEC on March 29, 2002. The balance sheet data as of December 31, 1999 and 1998 and the selected historical consolidated statement of operations data for the years ended December 31, 1998 and 1997 are derived from our audited consolidated financial statements and accompanying notes filed on Form 10-K with the SEC on March 10, 2000. The balance sheet data as of December 31, 1997 is derived from our audited consolidated financial statements and accompanying notes filed on Form 10-K/A with the SEC on August 16, 1999. You should read this table in conjunction with the financial information described above. All dollar amounts are in millions.

	Nine Months Ended September 30, 2002		Year Ended December 31,
		Pro Forma 2001
			2001	2000	1999	1998	1997
Results of Operations
Net revenue	$1,712	$2,830	$2,578	$898	$830	$808	$589

Income (loss) from continuing operations	$13	$261	$262	$192	$182	$185	$(71)

Income (loss) from discontinued operations, net of tax(a)	—		—	(9)	905	108	27
Cumulative effect of accounting changes, net of tax	—		(35)	—	—	—	—

Net income (loss)	$13		$227	$183	$1,087	$293	$(44)

Financial Position
Total assets	$9,486		$9,592	$4,417	$4,287	$5,823	$4,151
Assets under management and mortgage programs	7,279		7,544	2,861	2,726	3,711	2,785
Debt under management and mortgage programs	6,116		6,063	2,040	2,314	3,692	2,767
Stockholder's equity	1,792		1,777	1,550	1,184	1,198	821

(a)
Income (loss) from discontinued operations, net of tax includes the after tax results of discontinued operations and the gain (loss) on disposal of discontinued operations.

MANAGEMENT'S NARRATIVE ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2002

        The following discussion of our results of operations and financial condition excludes portions of the Management's Narrative Analysis in our Form 10-Q and should be read in conjunction with that Management's Narrative Analysis and our unaudited consolidated condensed financial statements and accompanying notes thereto filed on Form 10-Q with the SEC on November 4, 2002, which is incorporated by reference into this prospectus supplement. Unless otherwise noted, all dollar amounts are in millions.

Results of Reportable Segments

        The underlying discussions of each segment's operating results focuses on Adjusted EBITDA, which is defined as earnings before income taxes and non-program related depreciation and amortization, both of which are not measured in assessing segment performance or are not segment specific. Such measure is then adjusted to exclude certain items, which are of a non-recurring or unusual nature and are also not measured in assessing segment performance or are not segment specific. Management believes such discussions are the most informative representation of how management evaluates performance. However, our presentation of Adjusted EBITDA may not be comparable with similar measures used by other companies.

  Three Months Ended September 30, 2002 vs. Three Months Ended September 30, 2001

	Revenues			Adjusted EBITDA
	2002	2001	% Change	2002	2001	% Change
Real Estate Services	$68	$321	(79)%	$(160)	$138	(216)%
Fleet Management	370	378	(2)	25	21	19

Total Reportable Segments	438	699		(135)	159
Corporate & Other(a)	—	—	*	(1)	—	*

Total Company	$438	$699	(37)%	$(136)	$159	(186)%

*
Not meaningful.
(a)
Included in Corporate and Other is unallocated corporate overhead.

  Real Estate Services

        Revenue and Adjusted EBITDA declined $253 million (79%) and $298 million (216%), respectively, in third quarter 2002 compared with third quarter 2001.

        Revenues and Adjusted EBITDA in third quarter 2002 were negatively impacted by a $275 million non-cash provision for impairment of our mortgage servicing rights asset ("MSRs"), which is the capitalized value of expected future servicing fees. Declines in interest rates on ten-year Treasury notes and 30-year mortgages during third quarter 2002 of 120 basis points and 80 basis points, respectively, caused an increase in mortgage loan prepayments. Accordingly, the rise in mortgage loan prepayments has caused us to reduce the fair market value of our MSR asset. In addition, we updated the third-party model used to estimate prepayment rates to reflect more current borrower prepayment behavior. The combination of these factors resulted in increases to our estimated future loan prepayment rates, which negatively impacted the carrying value of the MSR, hence requiring the provision for the impairment of the MSR.

        Excluding the $275 million non-cash provision for impairment, revenues from mortgage-related activities increased $7 million in third quarter 2002 compared with third quarter 2001 as revenue growth from mortgage production was partially offset by a decline in net revenues from mortgage servicing. Revenues from mortgage loan production increased $25 million (14%) in third quarter 2002 compared with the prior year quarter as growth in our outsourced mortgage origination business more than offset a reduction in mortgage loans sold in third quarter 2002 (explained below). In third quarter 2002, the growth in our mortgage origination business has shifted more toward fee-based outsourcing broker business, as opposed to generating revenues from packaging and selling mortgage loans to the secondary market ourselves. Production fee income on outsourced loans is generated at the time of closing, whereas originated mortgage loans held for sale generate revenues at the time of sale (typically 45-60 days after closing). Accordingly, our production revenue is now driven by more of a mix of mortgage loans closed and mortgage loans sold (as opposed to just loans sold). Therefore, although the volume of mortgage loans sold declined $913 million (9%), mortgage loans closed increased $3.5 billion (31%) to $14.7 billion comprised of a $546 million (6%) increase in closed loans to be securitized (sold by us) and a $2.9 billion (153%) increase in closed loans which were outsourced or brokered. Purchase mortgage closings grew 6% to $8.0 billion, and refinancings increased 81% to $6.7 billion. Additionally, in connection with our securitized loans we realized an increase in margin, which is consistent with the mortgage industry operating at a higher capacity of loan production.

        Net revenues from servicing mortgage loans declined $18 million (excluding the $275 million non-cash provision for impairment of MSRs). Recurring servicing fees (fees received for servicing existing loans in the portfolio) increased $10 million (11%) primarily due to a 19% quarter-over-quarter increase in the average servicing portfolio. However, such recurring activity was more than offset by increased mortgage servicing rights amortization due to the high levels of refinancings and related loan prepayments, resulting from the lower interest rate environment.

        Revenue and Adjusted EBITDA were also favorably impacted by incremental contributions of $28 million and $4 million, respectively, due in part by increased volume in title and appraisal services performed in connection with mortgage refinancings.

        Partially offsetting revenue and Adjusted EBITDA increases within this segment (excluding the $275 million non-cash provision for impairment) was a $13 million revenue reduction from relocation activities as a result of a decline in relocation-related homesale closings and lower interest rates charged to our clients.

        In addition, operating and administrative expenses within this segment increased $20 million, primarily due to the continued high level of mortgage loan production and related servicing activities.

  Fleet Management

        Revenues declined $8 million, while Adjusted EBITDA increased $4 million, in third quarter 2002. Revenues declined $10 million principally due to lower interest expense on vehicle funding, which is substantially passed through to clients and, therefore, results in lower revenues but has minimal Adjusted EBITDA impact. Such decrease was partially mitigated by an increase in depreciation on leased vehicles, which is also passed through to clients.

  Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001

	Revenues			Adjusted EBITDA
	2002	2001	% Change	2002	2001	% Change
Real Estate Services	$605	$846	(28)%	$(5)	$299	(102)%
Fleet Management	1,107	898	*	77	54	*

Total Reportable Segments	1,712	1,744		72	353
Corporate & Other(a)	—	87	*	(3)	86	*

Total Company	$1,712	$1,831	*	$69	$439	*

*
Not meaningful as periods are not comparable due to the acquisition of Fleet on March 1, 2001.
(a)
Included in Corporate and Other is unallocated corporate overhead.

  Real Estate Services

        Revenues and Adjusted EBITDA declined $241 million (28%) and $304 million (102%), respectively, in nine months 2002 compared with nine months 2001.

        Revenues and Adjusted EBITDA in nine months 2002 were negatively impacted by a $275 million non-cash provision for impairment of MSRs, which is the capitalized value of expected future servicing fees (see Three Months Ended September 30, 2002 vs. Three Months Ended September 30, 2001—Real Estate Services" discussion above).

        Excluding the $275 million non-cash provision for impairment of MSRs, revenues from mortgage-related activities increased $38 million in nine months 2002 compared with nine months 2001 as revenue growth from mortgage production was partially offset by a decline in net revenues from mortgage servicing. Revenues from mortgage loan production increased $139 million (32%) in nine months 2002 compared with the prior year period due to substantial growth in our outsourced mortgage origination and broker business (explained below). Loans sold volume in nine months 2002 remained relatively constant compared with nine months 2001. In nine months 2002, the growth in our mortgage origination business has shifted more toward fee-based outsourcing and broker business, as opposed to generating revenues from packaging and selling mortgage loans to the secondary market ourselves. Production fee income on outsourced and brokered loans is generated at the time of closing, whereas originated mortgage loans held for sale generate revenues at the time of sale (typically 45-60 days after closing). Accordingly, our production revenue is now driven by more of a mix of mortgage loans closed and mortgage loans sold (as opposed to just loans sold). Therefore, although the volume of mortgage loans sold was constant year-over-year, mortgage loans closed increased $8.9 billion (29%) to $39.6 billion comprised of a $10.6 billion (three fold) increase in closed loans which were outsourced or brokered, partially offset by a $1.7 billion (6%) reduction in closed loans to be securitized (sold by us). Purchase mortgage closings grew 10% to $21.5 billion, and refinancings increased 62% to $18.1 billion. Additionally, in connection with our securitized loans we realized an increase in margin, which is consistent with the mortgage industry operating at a higher capacity of loan production.

        Net revenues from servicing mortgage loans declined $101 million, excluding the $275 million non-cash provision for impairment of MSRs. However, recurring servicing fees (fees received for servicing existing loans in the portfolio) increased $45 million (18%) primarily due to a 20% year-over-year increase in the average servicing portfolio. Such recurring activity was more than offset by increased mortgage servicing rights amortization due to the high levels of refinancings and related loan prepayments, resulting from the lower interest rate environment.

        Revenue and Adjusted EBITDA were also favorably impacted by incremental contributions of $34 million and $9 million, respectively, due in part by increased volume in title and appraisal services performed in connection with mortgage refinancings.

        In addition, segment results were negatively impacted by a $38 million revenue reduction from relocation activities as a result of a decline in relocation-related homesale closings and lower interest rates charged to our clients. In addition, operating and administrative expenses within this segment increased $37 million, primarily due to the continued high levels of mortgage loan production and related servicing activities.

  Fleet Management

        Revenues and Adjusted EBITDA increased $209 million and $23 million, respectively, in nine months 2002 versus the comparable prior year period substantially due to our acquisition of the former fleet management business of Avis Group Holdings, Inc. ("Fleet") on March 1, 2001. Fleet's operating results were included from the acquisition date and therefore, our results in 2001 reflect only seven months of Fleet's operations (March through September). Accordingly, the Fleet acquisition for January and February of 2002 (the period for which no comparable results were included in 2001) contributed incremental revenues and Adjusted EBITDA of $239 million and $16 million, respectively. On a comparable basis, revenues decreased $30 million, while Adjusted EBITDA increased $7 million. The decline in revenues principally relates to lower interest expense on vehicle funding, which is substantially passed through to clients and, therefore, results in lower revenues but has minimal Adjusted EBITDA impact. Such decrease was partially offset by an increase in depreciation on leased vehicles, which is also passed through to clients.

Financial Condition, Liquidity and Capital Resources

        We purchase assets, or finance the purchase of assets, on behalf of our clients. We seek to manage the interest rate exposures inherent in these assets by matching them with financial liabilities that have similar terms and interest rate characteristics. We classify these activities as assets under management and mortgage programs and liabilities under management and mortgage programs.

        Such activities are conducted and managed by legally separate finance and/or mortgage companies. Accordingly, the financial results of our finance activities vary from the rest of our businesses based upon the impact of the relative business and financial risks and asset attributes, as well as the nature and timing associated with the respective cash flows. We believe that it is appropriate to segregate our assets under management and mortgage programs and our liabilities under management and mortgage programs separately from the assets and liabilities of the rest of our businesses because, ultimately, the source of repayment of such liabilities is the realization of such assets.

  Financial Condition

	September 30, 2002	December 31, 2001	Change
Total assets exclusive of assets under management and mortgage programs	$2,207	$2,048	$159
Assets under management and mortgage programs	7,279	7,544	(265)
Total liabilities exclusive of liabilities under management and mortgage programs	873	1,021	(148)
Liabilities under management and mortgage programs	6,821	6,794	27
Stockholder's equity	1,792	1,777	15

        Total assets exclusive of assets under management and mortgage programs increased primarily due to the recognition of mortgage loans previously sold to the Government National Mortgage Association ("GNMA") that, because of delinquency, we now have the option to repurchase from the GNMA pool. Such increases were partially offset by a decrease in cash (see "Liquidity and Capital Resources" below for a detailed discussion of such decrease).

        Assets under management and mortgage programs decreased principally due to the reduction of $221 million to our mortgage servicing rights asset (including the related hedge) due to valuation adjustments and related amortization, net of additions.

        Liabilities exclusive of liabilities under management and mortgage programs decreased primarily due to our repayment of amounts due to Cendant.

        Liabilities under management and mortgage programs increased primarily due to (i) the issuance during 2002 of $732 million of unsecured term notes and $211 million of commercial paper, (ii) a net issuance of $134 million in secured term notes and preferred membership interests under the Chesapeake Funding program and (iii) $68 million of borrowings during 2002 to fund relocation receivables. Such increases were partially offset by (i) the repayment of $750 million of outstanding borrowings under our revolving credit facilities, (ii) a decrease of $270 million in secured short-term mortgage borrowings primarily due to lower mortgage warehousing needs and (iii) the net repayment of $57 million of unsecured short term borrowings.

        Stockholders' equity increased primarily due to $13 million of net income generated during the nine months ended September 30, 2002.

  Liquidity and Capital Resources

        Our principal sources of liquidity are cash on hand, our ability to generate cash through operations and financing activities, as well as available credit and securitization facilities.

  Cash Flows

        At September 30, 2002, we had $54 million of cash on hand, a decrease of $78 million from $132 million at December 31, 2001. The following table summarizes such decrease:

	Nine Months Ended September 30,
	2002	2001	Change
Cash provided by (used in):
Operating activities	$1,434	$1,404	$30
Investing activities	(1,397)	(2,238)	841
Financing activities	(112)	667	(779)
Effects of exchange rate changes on cash and cash equivalents	(3)	—	(3)

Net change in cash and cash equivalents	$(78)	$(167)	$89

        Net cash provided by operating activities increased primarily due to greater operating cash flows generated by our mortgage business. Net cash used in investing activities decreased primarily due to less cash used for acquisitions. We used cash in financing activities during the nine months ended September 30, 2002 primarily for the repayment of borrowings under revolving credit facilities as compared to generating cash from financing activities through debt issuances during the nine months ended September 30, 2001.

        Also, during the nine months ended September 30, 2002, we made cash payments of $7 million and $3 million for personnel related and facility related costs, respectively, resulting from the restructuring charge we recorded in fourth quarter 2001 as a result of changes in business and consumer behavior following the September 11, 2001 terrorist attacks. Such liability approximated $8 million as of September 30, 2002. As of September 30, 2002, the initiatives committed to by management in this restructuring plan were substantially completed.

        Capital expenditures during the nine months ended September 30, 2002 amounted to $31 million and were utilized to support operational growth, enhance marketing opportunities and develop operating efficiencies through technological improvements. We continue to anticipate aggregate capital expenditure investments during 2002 of approximately $60 million.

  Available Credit and Securitization Facilities

        At September 30, 2002, we had approximately $2.3 billion of available funding arrangements and credit facilities.

	Total Capacity	Outstanding Borrowings	Available Capacity
Asset-Backed Funding Arrangements
Chesapeake Funding (formerly Greyhound Funding)	$3,427	$3,067	$360
Mortgage warehouse facilities	600	244	356

	$4,027	$3,311	$716

Credit Facilities
Maturing in November 2002	125	—	125
Maturing in February 2004	750	—	750
Maturing in February 2005	750	—	750

	1,625	—	1,625

	$5,652	$3,311	$2,341

        We also sell a significant portion of residential mortgage loans generated in our mortgage business and receivables generated in our relocation business into securitization entities, generally on a non-recourse basis, as part of our financing strategy. We retain the servicing rights and, in some instances, subordinated residual interests in the mortgage loans and relocation receivables. The investors generally have no recourse to our other assets for failure of debtors to pay when due.

        As of September 30, 2002, we were servicing $581 million of relocation receivables sold to a special purpose entity. The maximum funding capacity through this special purpose entity used to securitize relocation receivables is $600 million and, as of September 30, 2002, available capacity through this special purpose entity was $120 million. We were also servicing approximately $2.0 billion of mortgage loans sold to a special purpose entity as of September 30, 2002. In addition to the mortgage loans sold to the special purpose entity, as of September 30, 2002, we were servicing $108 billion of residential first mortgage loans. The maximum funding capacity through this special purpose entity is $3.2 billion and, as of September 30, 2002, we had available capacity of approximately $1.2 billion. In addition to the capacity through the special purpose entity, we have the capacity to securtize approximately $1.4 billion of mortgage loans under a registration statement. The sale of mortgage loans into the secondary market is customary practice in the mortgage industry.

  Financial Obligations

            At September 30, 2002, we had approximately $6.1 billion of indebtedness, which consisted of:

	September 30, 2002	December 31, 2001	Change
Secured Borrowings
Term notes	$2,708	$2,638	$70
Short-term borrowings	330	532	(202)
Other	359	295	64

Total secured borrowings	3,397	3,465	(68)

Unsecured Borrowings
Medium-term notes	1,401	679	722
Short-term borrowings	163	970	(807)
Commercial paper	1,128	917	211
Other	27	32	(5)

Total unsecured borrowings	2,719	2,598	121

	$6,116	$6,063	$53

        Our debt increased $53 million primarily due to (i) the issuance during 2002 of $732 million of unsecured term notes bearing interest, (ii) the issuance of $211 of additional commercial paper, (iii) net issuance of $134 million in secured term notes and preferred membership interests under our Chesapeake Funding program and (iv) $68 million of borrowings to fund relocation receivables. Such increases were partially offset by (i) the repayment of $750 million of outstanding borrowings under our revolving credit facilities, (ii) a decrease of $270 million in secured short-term mortgage borrowings primarily due to lower mortgage warehousing needs and (iii) the net repayment of $57 million of unsecured short term borrowings.

        As of September 30, 2002, we had $2.1 billion of availability for public debt issuances under shelf registration statements.

  Liquidity Risk

        Our liquidity position may be negatively affected by unfavorable conditions in any one of the industries in which we operate, as our ability to generate cash flows from operating activities may be reduced due to those unfavorable conditions. Additionally, our liquidity could be adversely affected by deterioration in the performance of the underlying assets of our management and mortgage programs. Our liquidity as it relates to mortgage programs is highly dependent on the secondary markets for mortgage loans. Access to certain of our securitization facilities and our ability to act as servicer thereto also may be limited in the event that our credit ratings are downgraded below investment grade and, in certain circumstances, where we fail to meet certain financial ratios. However, we do not believe that our credit ratings are likely to fall below such thresholds. Additionally, we monitor the maintenance of these financial ratios and, as of September 30, 2002, we were in compliance with all covenants under these facilities.

        Currently our credit ratings are as follows:

	Moody's Investor Service	Standard & Poor's	Fitch Ratings
Senior debt	Baa1	BBB+	BBB+
Short-term debt	P-2	A-2	F-2

        A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating agency.

  Stock-Based Compensation

        During third quarter 2002, Cendant's Board of Directors accelerated the vesting of certain options previously granted with exercise prices greater than or equal to $15.1875. Cendant's senior executive officers were not eligible for this modification. In connection with such action, approximately 8 million options, substantially all of which were scheduled to become exercisable by January 2004, became exercisable as of August 27, 2002. In addition, the post-employment exercise period for the modified options was reduced from one year to thirty days. However, if the employee remains employed by us through the date on which the option was originally scheduled to become vested, the post-employment exercise period will be one year. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we currently measure our stock-based compensation using the intrinsic value approach under APB Opinion No. 25. Accordingly, we do not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying Cendant common stock on the grant date. We comply with the provision of SFAS No. 123 by providing pro forma disclosures of net income and related per share data giving consideration to the fair value method provisions of SFAS No. 123. In accordance with the provisions of the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)," there is no charge associated with the August 27, 2002 modification since none of the modified options had intrinsic value because the market price of the underlying CD common stock on August 27, 2002 was less than the exercise price of the modified options.

        On January 1, 2003, we plan to adopt the fair value method of accounting for stock-based compensation provisions of SFAS No. 123, which is considered by the Financial Accounting Standards Board ("FASB") to be the preferable accounting method for stock-based employee compensation. Subsequent to the adoption of the fair value method provisions of SFAS No. 123, we will expense all future employee stock options (and similar awards) over the vesting period based on the fair value of the award on the date of grant. We do not expect our results of operations to be impacted in the current year from this prospective change in accounting policy based on the current accounting guidance related to this adoption, which is currently under review by the FASB.

        The impact of recording compensation expense at fair value in prior periods has been included in the pro forma disclosures, as required by SFAS No. 123 provided in our Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 29, 2002. Prior period compensation expense is not necessarily indicative of future compensation expense that would be recorded by us upon our adoption of the fair value method provisions of SFAS No. 123. Future expense may vary based upon factors such as the number of options granted by us and the then-current fair market value of such options.

  Recently Issued Accounting Pronouncements

        During June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The provisions of this standard are effective for disposal activities initiated after December 31, 2002.

MANAGEMENT'S NARRATIVE ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

        The following discussion of our results of operations and financial condition excludes portions of the Management's Narrative Analysis in our Form 10-K, including critical accounting policies, and should be read in conjunction with that Management's Narrative Analysis and our audited consolidated condensed financial statements and accompanying notes thereto filed on Form 10-K with the SEC on March 29, 2002, which is incorporated by reference into this prospectus supplement. Unless otherwise noted, all dollar amounts are in millions.

Results of Reportable Segments

        Our discussion of each of our segment's operating results focuses on Adjusted EBITDA, which is defined as earnings before income taxes, non-vehicle depreciation and amortization and minority interest, and is adjusted to exclude certain items, which are of a non-recurring or unusual nature and are not measured in assessing segment performance or are not segment specific. Our management believes such discussions are the most informative representation of how management evaluates performance. However, our presentation of Adjusted EBITDA may not be comparable with similar measures used by other companies.

        In connection with the acquisition of Fleet, we realigned the operations and management of certain of our businesses during 2001. Accordingly, our segment reporting structure now encompasses the following two reportable segments: Real Estate Services and Fleet Management. The periods presented herein have been reclassified to reflect this change in our segment reporting structure.

  Year Ended December 31, 2001 vs. Year Ended December 31, 2000

	Revenues			Adjusted EBITDA
	2001	2000	% Change	2001(a)	2000	% Change
Real Estate Services(b)	$1,225	$869	41%	$482	$322	50%
Fleet Management(c)	1,266	—	*	76	—	*

Total Reportable Segments	2,491	869		558	322
Corporate and Other(d)	87	29	*	87	30	*

Total Company	$2,578	$898		$645	$352

*
Not meaningful.
(a)
Excludes charges of $28 million primarily in connection with restructuring and other initiatives undertaken as a result of the September 11th terrorist attacks ($24 million and $4 million of charges were recorded within Real Estate Services and Fleet Management, respectively).
(b)
Adjusted EBITDA for 2001 excludes a charge of $94 million related to the impairment of our mortgage servicing rights portfolio.
(c)
Adjusted EBITDA for 2001 excludes charges of $4 million related to the acquisition and integration of the Fleet businesses.
(d)
Represents unallocated corporate overhead and the elimination of transactions between segments.

  Real Estate Services

        Revenues and Adjusted EBITDA increased $356 million (41%) and $160 million (50%), respectively. The increase in operating results was primarily driven by substantial growth in mortgage loan production due to increased refinancing activity and purchase volume. Offsetting the revenue increases, operating and administrative expenses within this segment increased $195 million primarily to support the higher volume of mortgage originations and related servicing activities.

        Collectively, mortgage loans sold increased $14.8 billion (70%) to $35.9 billion, generating incremental revenues of $367 million, a 117% increase. Closed mortgage loans increased $22.4 billion (101%) to $44.5 billion in 2001. Such growth consisted of a $17.6 billion increase (approximately ten-fold) in refinancings and a $4.8 billion increase (24%) in purchase mortgage closings. A significant portion of mortgage loans closed in any quarter will generate revenues in future periods as those loans closed are packaged and sold and revenue is recognized upon the sale of the loan, which is typically 45 to 60 days after closing. Beginning in January 2001, Merrill Lynch outsourced its mortgage origination and servicing operations to us, which accounted for 17% of our mortgage closings in 2001. Partially offsetting record production revenues was a $26 million (24%) decline in net loan servicing revenue. The average servicing portfolio grew $28 billion (45%) resulting from the high volume of mortgage loan originations and our outsourcing arrangement with Merrill Lynch; however, accelerated servicing amortization expenses during 2001, due primarily to refinancing activity, more than offset the increase in recurring servicing fees from the portfolio growth.

        Service-based fees from relocation activities also contributed to the increase in revenues and Adjusted EBITDA principally due to a $14 million increase in referral fees resulting from increased volume, which included the execution of new service contracts. In addition, asset-based relocation revenues decreased by $3 million, which was comprised of a $10 million revenue decline due to lower corporate and government homesale closings, partially offset by a $7 million increase in net interest income from relocation operations due to reduced debt levels in 2001.

  Fleet Management

        The businesses comprising this segment were acquired in the acquisition of Fleet, which provides fully integrated fleet management services to corporate customers including vehicle leasing, advisory services, fuel and maintenance cards, other expense management programs and productivity enhancement.

Financial Condition, Liquidity and Capital Resources

        We purchase assets or finance the purchase of assets on behalf of our clients. Assets generated in this process are classified as assets under management and mortgage programs. We seek to offset the interest rate exposures inherent in these assets by matching them with financial liabilities that have similar term and interest rate characteristics. As a result, we minimize the interest rate risk associated with managing these assets and create greater certainty around the financial income that they produce. Fees generated from our clients are used, in part, to repay the interest and principal associated with the financial liabilities. Funding for our assets under management and mortgage programs is also provided by both unsecured borrowings and securitized financing arrangements, which are classified as liabilities under management and mortgage programs, as well as securitization facilities with special purpose entities. Cash inflows and outflows relating to the generation or acquisition of assets and the principal debt repayment or financing of such assets are classified as activities of our management and mortgage programs.

  Financial Condition

	2001	2000	Change
Total assets exclusive of assets under management and mortgage programs	$2,048	$1,556	$492
Assets under management and mortgage programs	7,544	2,861	4,683
Total liabilities exclusive of liabilities under management and mortgage programs	1,021	351	670
Liabilities under management and mortgage programs	6,794	2,516	4,278
Stockholder's equity	1,777	1,550	227

        Total assets exclusive of assets under management and mortgage programs increased primarily due to an increase in goodwill resulting from the acquisition of Fleet. Assets under management and mortgage programs increased primarily due to vehicles acquired in the acquisition of Fleet, as well as vehicles acquired during 2001 for use in our fleet management operations.

        Total liabilities exclusive of liabilities under management and mortgage programs increased primarily due to the impact of the acquisition of Fleet. Liabilities under management and mortgage programs increased primarily due to approximately $3.0 billion of debt assumed in the acquisition of Fleet and $1.4 billion of debt issued during 2001, as well as $750 million of borrowings in 2001 under a revolving credit facility.

        Stockholder's equity increased primarily due to net income of $227 million generated during 2001.

  Liquidity and Capital Resources

        Our principal sources of liquidity are cash on hand and our ability to generate cash through operations, as well as available credit and securitization facilities. At December 31, 2001, we had approximately $132 million of cash on hand, a decrease of $156 million from $288 million at December 31, 2000. The following table summarizes such decrease:

	2001	2000	Change
Net cash provided by (used in):
Operating activities	$1,469	$781	$688
Investing activities	(2,673)	(462)	(2,211)
Financing activities	1,050	(110)	1,160
Effects of exchange rate changes on cash and cash equivalents	(2)	(1)	(1)

Net change in cash and cash equivalents	$(156)	$208	$(364)

        Net cash provided by operating activities increased primarily due to cash generated by Fleet, as well as growth in our mortgage business. We used more cash in 2001 for investing activities primarily to fund the acquisition of Fleet. Additionally, we used $1.2 billion of cash during 2001 to acquire vehicles used in our fleet management program. We also generated cash from financing activities during 2001 as compared to using cash in financing activities during 2000 primarily due to proceeds received from debt issuances and borrowings under our revolving credit facilities. Capital expenditures during 2001 amounted to $62 million and were utilized to support operational growth, enhance marketing opportunities and develop operating efficiencies through technological improvements. We do not anticipate significant increases in our capital expenditures during 2002.

        At December 31, 2001, we had $1.1 billion of available credit facilities, which are comprised of two $750 million revolving credit facilities maturing in February 2004 and February 2005, a $100 million revolving credit facility maturing in December 2002 and $275 million of other revolving credit facilities maturing in November 2002. Borrowings under these facilities currently bear interest at LIBOR plus a margin of approximately 62.5 basis points. In addition, we are currently required to pay a per annum facility fee of approximately 12.5 basis points under these facilities and a per annum utilization fee of approximately 25 basis points if usage under the facilities exceeds 25% of aggregate commitments. In the event that the credit ratings assigned to us by nationally recognized debt rating agencies are downgraded to a level below our ratings as of December 31, 2001, the interest rate and facility fees on these facilities are subject to incremental upward adjustments of approximately 12.5 basis points. In the event that the credit ratings are downgraded below investment grade, the interest rate and facility fees are subject to further upward adjustments of approximately 62.5 basis points. At December 31, 2001, we had outstanding borrowings of $750 million under our facility maturing in February 2005.

        As of December 31, 2001, we had $2.4 billion of availability for public debt issuances under shelf registration statements.

        The following table summarizes the components of our debt related to management and mortgage programs:

	December 31,
	2001	2000
Secured Borrowings:
Term notes	$2,638	$—
Short-term borrowings	532	292
Other	295	—
Unsecured Borrowings:
Medium-term notes	679	117
Short-term borrowings	970	—
Commercial paper	917	1,556
Other	32	75

	$6,063	$2,040

        Debt related to our management and mortgage programs increased $4.0 billion during 2001 primarily resulting from the assumption of Fleet debt aggregating $1.5 billion (principally comprising $1.2 billion of secured term notes and $295 million of other borrowings), debt issuances during 2001 aggregating $1.4 billion and unsecured borrowings under our revolving credit facility during 2001 aggregating $750 million. The proceeds from these issuances were used to fund the purchase of assets under management and mortgage programs and retire maturing debt under management and mortgage programs.

        Secured borrowings primarily represent asset-backed funding arrangements whereby we or our wholly-owned and consolidated special purpose entities issue debt or enter into loans supported by the cash flows derived from specific pools of assets classified as assets under management and mortgage programs. These borrowings are primarily issued under our Greyhound Funding program, which is a domestic financing program that provides for the issuance of up to $3.19 billion of variable rate notes, preferred membership interests and term notes to support our fleet leasing operations. The debt issued under this program is collateralized by vehicles owned by our fleet leasing subsidiary. The titles to all the vehicles supporting this facility are held in a bankruptcy remote trust, which also acts as lessor under both operating and financing lease arrangements, and we act as a servicer of all the vehicles. At December 31, 2001, we had $2.9 billion of outstanding debt under the Greyhound Funding program, of which $2.6 billion and $295 million were included as components of secured term notes and other secured borrowings, respectively, in the above table. All debt issued under these programs is classified as liabilities under management and mortgage programs on our Consolidated Balance Sheet. Also included in secured term notes are $450 million of variable-rate notes maturing in 2011 and

$285 million of variable-rate notes maturing in 2006. These notes are collateralized by vehicles owned by our fleet leasing subsidiary.

        Secured short-term borrowings primarily consist of financing arrangements to sell mortgage loans under a repurchase agreement, which is renewable on an annual basis at the discretion of the lender. Such loans are collateralized by underlying mortgage loans held in safekeeping by the custodian to the agreement. The total commitment under this agreement is $500 million.

        Unsecured medium-term notes primarily bear interest at a rate of 8 1/8% per annum. Such interest rate is generally subject to incremental upward adjustments of 50 basis points in the event that the credit ratings assigned to us by nationally recognized credit rating agencies are downgraded to a level below our ratings as of December 31, 2001. In the event that the credit ratings are downgraded below investment grade, the interest rate is subject to an upward adjustment not to exceed 300 basis points. Unsecured short-term borrowings primarily represent borrowings under revolving credit facilities. Unsecured commercial paper matures within 270 days and is fully supported by the committed revolving credit agreements described above.

        In addition to our on-balance sheet borrowings and available credit facilities, we enter into transactions where special purpose entities are used as a means of securitizing financial assets generated or acquired in the normal course of business under our management and mortgage programs. We utilize these special purpose entities because they are highly efficient for the sale of financial assets and represent conventional practice in the securitization industry. In accordance with generally accepted accounting principles, the assets sold to the special purpose entities and the related liabilities are not reflected on our balance sheet as such assets are legally isolated from creditor claims and removed from our effective control.

        We customarily sell all mortgage loans we originate into the secondary market, primarily to government-sponsored entities, in exchange for cash. These mortgage loans are placed into the secondary market either by us or through an unaffiliated bankruptcy remote special purpose entity. Our maximum funding capacity through the special purpose entity is $3.2 billion. The loans sold to the secondary market are generally non-recourse to us. However, we generally retain the servicing rights on the mortgage loans sold and receive an annual servicing fee of approximately 47 basis points on such loans. At December 31, 2001, we were servicing $96.3 billion of mortgage loans sold to the secondary market and $2.5 billion sold to the special purpose entity.

        We also sell relocation receivables in securitizations to a bankruptcy remote qualifying special purpose entity in exchange for cash. Our maximum funding capacity under this securitization facility is $650 million. This facility is non-recourse to us. However, we retain a subordinated residual interest and the related servicing rights and obligations in the relocation receivables and receive an annual servicing fee of approximately 75 basis points on the outstanding balance of relocation receivables transferred. At December 31, 2001, we were servicing $620 million of relocation receivables transferred under this agreement.

        None of our officers, directors or employees hold any equity interest in any of the above special purpose entities, nor do we provide any other financial support or financial guarantee arrangements to the above special purpose entities.

        We also sell certain interests in operating leases and the underlying vehicles to two independent Canadian third parties. We repurchase the leased vehicles and lease such vehicles under direct financing leases to the Canadian third parties. The Canadian third parties retain the lease rights and prepay all the lease payments except for an agreed upon residual amount, which is typically 0% to 8% of the total lease payments. The residual amounts represent our only exposure in connection with these transactions. At December 31, 2001, the balance of outstanding lease receivables which were sold to the Canadian third parties was $341 million. The total outstanding prepaid rent and our subordinated residual interest under these leasing arrangements were $320 million and $21 million, respectively, as of December 31, 2001. We recognized $108 million of revenues related to these leases during 2001.

        Additionally, we lease certain office buildings on an annual basis from an unaffiliated finance company, which holds the title to the property. We have the option to renew this lease each year through 2004. At December 31, 2004, or prior to such date should we elect not to renew the lease, we will be required to purchase the property at an amount to be determined, which approximated $80 million as of December 31, 2001. We also have the option to purchase the property at any time during the lease term. We bear all the residual risk resulting from this lease.

        Our liquidity position may be negatively affected by unfavorable conditions in any one of the industries in which we operate as we may not have the ability to generate sufficient cash flows from operating activities due to those unfavorable conditions. Additionally, our liquidity could be adversely affected by a deterioration in the performance of the underlying assets of management and mortgage programs. Our liquidity is also highly dependent on the secondary markets for mortgage loans. Access to certain of our securitization facilities and our ability to act as a servicer thereto also may be limited in the event that our credit ratings are downgraded below investment grade and, in certain circumstances, where we fail to meet certain financial ratios. However, we do not believe that our credit ratings are likely to fall below such thresholds. Additionally, we monitor the maintenance of these financial ratios and as of December 31, 2001, we were in compliance with all covenants under these facilities. Currently our credit ratings are as follows:

	Moody's Investors Service	Standard & Poor's	Fitch
Senior debt	Baa1	A-	BBB+
Short-term debt	P-2	A-2	F-2

        In February 2002, the credit ratings assigned to us by Moody's Investors Service and Standard & Poor's were affirmed. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

BUSINESS

General

        We are a provider of relocation, mortgage and fleet management services. We operate in the following two business segments:

  •
  Our Real Estate Services segment provides assistance in employee relocations through Cendant Mobility Services Corporation, and provides home buyers with mortgages through Cendant Mortgage Corporation, Century 21 Mortgage, Coldwell Banker Mortgage and ERA Mortgage.

  •
  Our Fleet Management segment provides fleet management and fuel card services to corporate clients and government agencies through PHH Arval and Wright Express.

        We continually review and evaluate our portfolio of existing businesses to determine if they continue to meet our business objectives. As part of our ongoing evaluation of such businesses, we intend from time to time to explore and conduct discussions with regard to joint ventures, divestitures and related corporate transactions. However, we can give no assurance with respect to the magnitude, timing, likelihood or financial or business effect of any possible transaction. We also cannot predict whether any divestitures or other transactions will be consummated or, if consummated, will result in a financial or other benefit to us.

        We are a wholly-owned subsidiary of Cendant Corporation. Our principal executive office is located at One Campus Drive, Parsippany, NJ 07054 (telephone number: (973) 428-9700).

Segments

        Real Estate Services (48%, 97% and 98% of revenue for 2001, 2000 and 1999, respectively)

        Relocation Business (18%, 50% and 50% of revenue for 2001, 2000 and 1999, respectively)

        Cendant Mobility® is the leading provider of corporate employee relocation services in the world and assists more than 112,000 affinity customers, transferring employees and global assignees annually, including over 17,000 transferring employees internationally each year in over 120 countries.

        We offer corporate and government clients employee relocation services, such as the evaluation, inspection, selling or purchasing of a transferee's home, the issuance of home equity advances to employees permitting them to purchase a new home before selling their current home (these advances are generally guaranteed by the corporate client), certain home management services, assistance in locating a new home, immigration support, intercultural and language training and repatriation counseling. We also provide clients with relocation-related accounting services. Our services allow clients to outsource their relocation programs.

        Clients pay a fee for the services performed and/or permit Cendant Mobility to retain referral fees collected from brokers. The majority of our clients pay interest on home equity advances and reimburse all costs associated with our services, including, if necessary, repayment of home equity advances and reimbursement of losses on the sale of homes purchased. This limits our exposure on such items to the credit risk of our corporate clients and not on the potential changes in value of residential real estate. We believe such risk is minimal due to the credit quality of our corporate clients. In transactions where we assume the risk for losses on the sale of homes (primarily U.S. Federal government agency clients), which comprise less than 4% of net revenue for our relocation business, we control all facets of the resale process, thereby limiting our exposure.

        Our group move management service provides coordination for moves involving a large number of employees over a short period of time. Our household goods moving service, with over 61,000 shipments annually, provides support for all aspects of moving an employee's household goods. We also handle insurance and claim assistance, invoice auditing and quality control of van line, driver, and overall service.

        Our affinity services provide real estate and relocation services, including home buying and selling assistance, as well as mortgage assistance and moving services, to organizations, such as insurance and airline companies that have established members. Often these organizations offer our affinity services to their members at no cost. This service helps the organizations attract new members and retain current members. Personal assistance is provided to over 58,000 individuals, with approximately 27,000 real estate transactions annually.

        Growth.    Our strategy is to grow by generating business from our affinity services, as well as corporations and U.S. Federal government agencies seeking to outsource their relocation function due to downsizing, cost containment initiatives and increased need for expense tracking.

        Competition.    Competition is based on service, quality and price. We are a leader in the United States, United Kingdom, and Australia/Southeast Asia for outsourced relocations. In the United States, we compete with in-house relocation solutions and with numerous providers of outsourced relocation services, the largest of which is Prudential Relocation Management. Internationally, we compete with in-house solutions, local relocation providers and the international accounting firms.

        Seasonality.    The principal sources of revenue of our relocation business are based upon the timing of transferee moves, which are generally lower in the first and last quarter of each year.

        Trademarks and Intellectual Property.    The trademark "Cendant Mobility®" and related trademarks and logos are material to our relocation business. Our subsidiaries in our relocation business actively use these marks and all of the material marks are registered (or have applications pending for registration) with the United States Patent and Trademark Office as well as major countries worldwide where this business has significant operations and are owned by us.

        Mortgage Business    (30%, 47% and 48% of revenue for 2001, 2000 and 1999, respectively)

        We originate, sell and service residential first mortgage loans in the United States through Cendant Mortgage Corporation, Century 21 Mortgage®, Coldwell Banker Mortgage and ERA Mortgage. Through these channels, we originate approximately 31% of our mortgages. In 2002, Century 21®, Coldwell Banker® and ERA franchise systems were involved in nearly one in four homes bought and sold in the United States. We also originate retail mortgages for several leading financial institutions including Merrill Lynch Credit Corporation, American Express Centurion Bank, and GE Financial Network under our "private label program". We originate approximately 65% of our mortgages from our private label program and believe that we are the largest private label mortgage originator. For the nine months ended September 30, 2002, Cendant MortgageSM was the sixth largest retail lender of residential mortgages and the ninth largest overall mortgage originator in the United States. Cendant Mortgage is a centralized mortgage lender conducting its business in all 50 states.

        We market our mortgage products to consumers through:

  •
  an 800-number teleservices operation under programs for real estate organizations (Phone In®, Move In®) and relocation clients and private label programs for financial institutions, which, together with our Web interface described below, typically accounts for approximately 70% of our originations;

  •
  a Web interface, containing educational materials, rate quotes and a full mortgage application;

  •
  field sales professionals with processing, underwriting and other origination activities generally located in real estate offices around the U.S. equipped with software to obtain product information, quote interest rates and to help customers prepare mortgage applications, which typically account for 15% of our originations; and

  •
  purchasing closed loans from financial institutions and mortgage banks after underwriting the loans, which typically account for 15% of our originations.

        Cendant Mortgage customarily sells all mortgages it originates to investors (which include a variety of institutional investors) either as individual loans, mortgage-backed securities or participation certificates issued or guaranteed by Fannie Mae Corp., the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Approximately 85% of the mortgages that we typically have available for resale conform to the standards of Fannie Mae Corp., the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association. Cendant Mortgage earns revenue from the sale of the mortgage loans to investors, as well as on the servicing of the loans for investors. Mortgage servicing consists of collecting loan payments, remitting principal and interest payments to investors, holding escrow funds for payment of mortgage related expenses such as taxes and insurance, and administering our mortgage loan servicing portfolio.

        Growth.    Our strategy is to increase sales by expanding all of our sources of business with emphasis on purchase mortgage volume through our teleservices and Internet programs. Purchase mortgage volume has grown from approximately $1 billion in 1990 to approximately $28.5 billion in 2002. The Phone In, Move In program was developed in 1997 and has been established nationwide.

        We also will expand our volume of mortgage originations resulting from corporate employee relocations by working with financial institutions which desire to outsource their mortgage origination operations through increased linkage with Cendant Mobility. Each of these growth opportunities is driven by our low cost teleservices platform. The competitive advantage of using a centralized, efficient and high quality teleservices platform allows us to more cost effectively capture a greater percentage of the highly fragmented mortgage marketplace.

        Competition.    Competition is based on service, quality, products and price. Cendant Mortgage has increased its share of retail mortgage originations in the United States to 4.4% in 2001 from 2.1% in 2000. According to Inside Mortgage Finance, the industry leader for 2001 reported a 12.4% share in the United States. Competitive conditions can also be impacted by shifts in consumer preference for variable rate mortgages from fixed rate mortgages, depending upon the current interest rate market.

        Seasonality.    The principal sources of revenue of our mortgage business are based upon the timing of residential real estate sales, which are generally lower in the first calendar quarter each year.

        Trademarks and Intellectual Property.    The trademark "Cendant Mortgage" and related trademarks and logos are material to our mortgage business. Our subsidiaries in our mortgage business actively use these marks and all of the material marks are registered (or have applications pending for registration) with the United States Patent and Trademark Office as well as major countries worldwide where this business has significant operations and are owned by us.

        Fleet Management Segment (49% of revenue for 2001)

        On March 1, 2001, we acquired all of the outstanding shares of Avis Group Holdings, Inc., one of the world's leading service and information providers for comprehensive automotive transportation and vehicle management services, for approximately $994 million. Simultaneous with the acquisition, we distributed the car rental operations of Avis to a Cendant subsidiary not within our ownership structure. Accordingly, we currently own and operate the fleet management business of Avis through PHH Vehicle Management Services LLC (d/b/a PHH Arval), a leader in the fleet management services business, and Wright Express LLC, a leading proprietary fuel card service provider in the United States, and as a result we generated no revenue in this business in 2000 or 1999.

        We provide corporate clients and government agencies the following services and products for which we are generally paid a monthly fee:

  •
  Fleet Leasing and Fleet Management.  Services include vehicle leasing, fleet policy analysis and recommendations, benchmarking, vehicle recommendations, ordering and purchasing vehicles, arranging for vehicle delivery, administration of the title and registration process, as well as tax and insurance requirements, pursuing warranty claims and remarketing used vehicles. We also offer various leasing plans, financed primarily through the issuance of floating rate notes and borrowings through an asset backed structure. In 2001, we leased in excess of 315,000 units. The majority of the residual risk on the value of the vehicle at the end of the lease term remains with the lessee for approximately 97% of the vehicles financed by us in North America.

  •
  Fuel and Expense Management.  For the effective management and control of automotive business travel expenses, we provide charge cards permitting a client's representatives to purchase gasoline or other fleet related products through a network of company-owned, distributor and independent merchant locations. The cards operate as a universal card with centralized billing designed to measure and manage costs. In the United States, Wright Express is the leading fleet charge card supplier with over 160,000 fuel facilities in its network and in excess of 3.1 million cards issued. Wright Express distributes its fleet cards and related offerings through three primary channels:

  •
  the Wright Express® branded universal card, which is issued directly to fleets by Wright Express;

  •
  the private label card, under which Wright Express provides private label fuel cards and related services to commercial fleet customers of major petroleum companies; and

  •
  the co-branded card, under which Wright Express fuel cards are co-branded and issued in conjunction with products and services of partners such as commercial vehicle leasing companies, including PHH Arval.

      Wright Express also issues MasterCard branded fleet, purchasing and travel and entertainment commercial charge cards.

      Wright Express issues fleet cards through its wholly-owned subsidiary Wright Express Financial Services Corporation. Wright Express Financial Services is a Utah-chartered industrial loan corporation regulated, supervised and regularly examined by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation.

  •
  Maintenance Services.  We offer customers vehicle maintenance charge cards that are used to facilitate repairs and maintenance payments. The vehicle maintenance cards provide customers with benefits such as:

  •
  negotiated discounts off full retail prices through our convenient supplier network;

  •
  access to our in-house team of certified maintenance experts that monitor card transactions for policy compliance, reasonability, and cost effectiveness; and

  •
  inclusion of vehicle maintenance card transactions in a consolidated information and billing database that helps evaluate overall fleet performance and costs.

      We maintain an extensive network of service providers in the United States and Canada to ensure ease of use by the client's drivers.

  •
  Accident Management Services.  We also provide our clients with comprehensive accident management services such as:

  •
  immediate assistance after receiving the initial accident report from the driver (e.g., facilitating emergency towing services and car rental assistance);

    •
    organizing the entire vehicle appraisal and repair process through a network of preferred repair and body shops; and

    •
    coordinating and negotiating potential accident claims.

        Customers receive significant benefits from our accident management services such as:

    •
    convenient coordinated 24-hour assistance from our call center;

    •
    access to our advantageous relationships with the repair and body shops included in our preferred supplier network, which typically provides customers with extremely favorable repair terms; and

    •
    expertise of our damage specialists, who ensure that vehicle appraisals and repairs are appropriate, cost-efficient, and in accordance with each customer's specific repair policy.

        On February 6, 2002, we acquired driversshield.com FS Corp. to compliment our accident management business. This acquisition was not material to PHH.

        Growth.    We intend to focus our efforts for growth on the large fleet segment and middle market fleets as well as fee based services to new and existing clients. We also intend to increase cross marketing the products offered by Wright Express and PHH Arval to our customers.

        Competition.    The principal factors for competition in vehicle management services are service, quality and price. We are competitively positioned as a fully integrated provider of fleet management services with a broad range of product offerings. Among providers of outsourced fleet management services, we rank second in North America in the number of leased vehicles under management and first in the number of proprietary fuel and maintenance cards for fleet use in circulation. There are four other major providers of outsourced fleet management services in the United States, GE Capital Fleet Services, Wheels Inc., Automotive Resources International (ARI), and CitiCapital, hundreds of local and regional competitors, and numerous niche competitors who focus on only one or two products and do not offer the fully integrated range of products provided by us. In the United States, it is estimated that only 50% of fleets are leased by third-party providers. The unpenetrated demand and the continued focus by corporations on cost efficiency and outsourcing will provide the growth platform in the future.

        Intellectual Property.    The service marks "Wright Express," "WEX," "PHH" and related trademarks and logos are material to our fleet services business. Wright Express, PHH Arval and their licensees actively use these marks. All of the material marks used by Wright Express and PHH Arval are registered (or have applications pending for registration) with the United States Patent and Trademark Office. All of the material marks used by PHH Arval are also registered in major countries throughout the world where the fleet management services are offered by Arval PHH. We own the marks used in Wright Express' and PHH Arval's business.

        Seasonality.    The fleet management services businesses are generally not seasonal.

Geographic Segments

        Financial data for geographic segments are reported in Note 18 to our Consolidated Financial Statements included in Item 8 of our Form 10-K for the year ended December 31, 2001 and incorporated by reference into the registration statement of which the accompanying prospectus is a part.

Legal and Regulatory

        Real Estate

        The federal Real Estate Settlement Procedures Act (RESPA) and state real estate brokerage laws restrict payments which real estate and mortgage brokers and other parties may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance, title insurance). Such laws may to some extent restrict preferred alliance arrangements involving our mortgage business and relocation business. Our mortgage business is also subject to numerous federal, state and local laws and regulations, including those relating to real estate settlement procedures, fair lending, fair credit reporting, truth in lending, federal and state disclosure and licensing. Currently, there are local efforts in certain states which could limit referral fees to our relocation business.

        It is a common practice for online mortgage and real estate related companies to enter into advertising, marketing and distribution arrangements with other Internet companies and Web sites, whereby the mortgage and real estate related companies pay fees for advertising, marketing and distribution services and other goods and facilities. The applicability of RESPA's referral fee prohibitions to the compensation provisions of these arrangements is unclear and the Department of Housing and Urban Development has provided no guidance to date on the subject.

        Internet

        Although our business units' operations on the Internet are not currently regulated by any government agency in the United States beyond regulations discussed above and applicable to businesses generally, it is likely that a number of laws and regulations may be adopted governing the Internet. In addition, existing laws may be interpreted to apply to the Internet in ways not currently applied. Regulatory and legal requirements are subject to change and may become more restrictive, making our business units' compliance more difficult or expensive or otherwise restricting their ability to conduct their businesses as they are now conducted.

        Fleet

        We are subject to federal, state and local regulations including those relating to taxing and licensing of vehicles.

        Our fleet leasing business could be liable for damages in connection with motor vehicle accidents under the theory of vicarious liability. Under this theory, companies that lease or rent motor vehicles may be subject to liability for the tortuous acts of their lessees, even in situations where the leasing company has not been negligent and there is no product defect involved.

        Wright Express Financial Services Corporation is subject to a variety of state and federal laws and regulations applicable to FDIC-insured, state-chartered financial institutions.

DESCRIPTION OF NOTES

        The following description of the terms of our notes supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. If any specific information in this description is inconsistent with the description of the more general terms of the debt securities contained in the prospectus, you should rely on the information contained in this prospectus supplement. In this section and the general terms and provisions of the debt securities set forth in the accompanying prospectus, references to "PHH," "we," "our" or "us" refer solely to PHH Corporation and not its subsidiaries.

General

        We will issue the notes under the Indenture dated as of November 6, 2000 (the "Base Indenture," such Base Indenture as supplemented by Supplemental Indenture No. 1, dated as of November 6, 2000, and Supplemental Indenture No. 3, dated as of May 30, 2002, being referred to herein as the "Indenture"), between us and Bank One Trust Company, N.A., as trustee. The notes will constitute a portion of a single series of debt securities for purposes of the Indenture. As of December 31, 2002, there were approximately $292.4 million aggregate principal amount of notes outstanding under the series of which these notes will be a part. We have the right to increase the aggregate amount of notes that will still be part of the same series. The statements in this prospectus supplement concerning the notes and the Indenture may not contain all of the information that is important to you. Accordingly, you should carefully read the provisions of the Indenture, which is incorporated by reference into this prospectus supplement in its entirety, including the definitions of terms used in this prospectus supplement without definition.

        The 6.000% notes will be initially limited to $400,000,000 in aggregate principal amount and will mature on March 1, 2008. The 7.125% notes will be initially limited to $600,000,000 in aggregate principal amount and will mature on March 1, 2013.

        Each series of notes will bear interest from February 19, 2003, or from the most recent date on which interest has been paid or provided for, at the annual rate of 6.000% in the case of the 6.000% notes and 7.125% in the case of the 7.125% notes. Interest will be payable semi-annually on March 1 and September 1 of each year, commencing September 1, 2003, to the persons in whose names such notes are registered, subject to certain exceptions, at the close of business on February 15 or August 15, as the case may be, next preceding such interest payment date.

        The notes will not have the benefit of any sinking fund.

Payment of Principal and Interest

        Payments of principal, premium, if any, and interest on global notes will be made to the depositary by wire transfer, in same day funds. See "—Global Notes" below.

        We have the option, however, to pay interest by check mailed to the address of the person in whose name the applicable note is registered at the close of business on the relevant regular record date as shown on the applicable security register. The global notes will be registered in the name of a nominee of the depositary.

        Interest payments will be equal to the amount of interest accrued from and including the next preceding interest payment date in respect of which interest has been paid or duly provided for, or from and including the date of issue, if no interest has been paid with respect to the notes, to but excluding the applicable interest payment date.

        Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months, and interest on the notes will be paid to the person in whose name the note is registered at the close of business on the regular record date, except that at maturity, interest will be payable to the person surrendering the note to whom principal will also be payable.

        If any interest payment date or the maturity of a note falls on a day that is not a business day:

  •
  the payment will be made on the next business day as if it were made on the date such payment was due; and
  •
  no interest will accrue on the amount so payable for the period from and after such interest payment date or maturity.

        As used in this prospectus supplement, business day means any day, other than a Saturday or Sunday, provided that it is not a legal holiday or a day on which banking institutions are authorized or required by law or regulation to be closed in The City of New York.

Covenants

  Limitation on Restricted Payments

        We (i) shall not, directly or indirectly, declare or pay any dividend, or make any distribution on account of our Capital Stock, and (ii) shall not make, or permit any Subsidiary of ours to make, any loan, advance to or investment in Cendant and its subsidiaries (excluding our Subsidiaries) (the transactions described in clauses (i) and (ii) being referred to herein as "Restricted Payments"), if at the time thereof, upon giving effect to such Restricted Payment, our Debt/Equity Ratio exceeds 6.5 to 1.

  Debt/Tangible Equity Ratio

        We shall maintain, as of the last day of each quarter, a Debt/Tangible Equity Ratio of not more than 10 to 1.

  Definitions

        For purposes of this section "—Covenants," the following terms have the meanings ascribed to them:

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its consolidated subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles plus amounts representing mandatorily redeemable preferred securities issued by such Person or its Subsidiaries.

        "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or similar interests in any other form of entity, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

        "Debt" means:

  (1)
  all debt, obligations and other liabilities of us and our Subsidiaries which are, at the date as of which Debt is to be determined, includable as liabilities in a consolidated balance sheet of us and our Subsidiaries, other than
  (x)
  accounts payable and accrued expenses,
  (y)
  advances from clients obtained in the ordinary course of the relocation management services business of ours and our Subsidiaries and
  (z)
  current and deferred income taxes and other similar liabilities, plus
  (2)
  without duplicating any items included in Debt pursuant to the foregoing clause (1), the maximum aggregate amount of all liabilities of ours or any of our Subsidiaries under any guaranty, indemnity or similar undertaking given or assumed of, or in respect of, the indebtedness, obligations or other liabilities, assets, revenues, income or dividends of any Person other than ours or one of our Subsidiaries and

  (3)
  all other obligations or liabilities of ours or any of our Subsidiaries in relation to the discharge of the obligations of any Person other than us or one of our Subsidiaries, provided however, that any debt assumed by us or any of our Subsidiaries in connection with the acquisition of Avis Group Holdings, Inc. ("Avis") (whether by merger with or into Avis or by the guarantee of debt of Avis or its Subsidiaries), which is transferred to Cendant or a Subsidiary thereof (other than PHH and its Subsidiaries) within 90 days of such debt assumption shall not be deemed debt for purposes of the Debt/Equity Ratio or the Debt/Tangible Equity Ratio. In the event that any such debt is not transferred within such 90 day period, such debt will be deemed to have been incurred by PHH on the last day of such 90 day period for purposes of the foregoing ratios.

        "Debt/Equity Ratio" means the ratio of (x) the principal amount of Debt to (y) our Consolidated Net Worth.

        "Debt/Tangible Equity Ratio" means the ratio of (x) principal amount of Debt to (y) Tangible Net Worth.

        "Tangible Net Worth" means, with respect to any Person at any date, the Consolidated Net Worth of such Person, less the aggregate book value of all intangible assets of such Person (as determined in accordance with GAAP).

Optional Redemption

        We may redeem the notes, at our option, at any time and from time to time, in whole or in part, at a "make-whole" redemption price equal to the greater of (1) the aggregate principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points in the case of the 6.000% notes, and 50 basis points in the case of the 7.125% notes, plus, in either case, accrued and unpaid interest to the redemption date.

        "Treasury Rate" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of such notes.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with PHH.

        "Comparable Treasury Price" means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

        "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the redemption date for the relevant series of notes being redeemed.

        "Reference Treasury Dealer" means (1) each of Banc of America Securities LLC and Barclays Capital Inc., and, in each case, their respective successors; provided, however, that if either of them ceases to be a primary U.S. Government securities dealer in New York City, we will appoint another primary U.S. Government securities dealer as a substitute and (2) any other U.S. Government securities dealers that we select.

        If we elect to redeem less than all of the notes, and such notes are at the time represented by a global security, then the trustee will select the notes to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate. If we elect to redeem less than all of the notes of any series, and such notes are not represented by a global security, then the trustee will select the particular notes to be redeemed in a manner it deems appropriate and fair.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on such notes or the portions called for redemption.

Sinking Fund

        The notes will not have the benefit of any sinking fund.

Modification and Waiver

        Under the Indenture, our rights and obligations and the rights of the holders of any outstanding debt securities may be changed. Any change requires the consent of a majority in principal amount of the holders of the outstanding debt securities of each series. For the purposes of Section 902 and Section 1006 of the Base Indenture, all securities issued after the date of Supplemental Indenture No. 3 shall be deemed to constitute debt securities of a single series, unless the supplemental indenture or officers' certificate pursuant to which any debt securities are thereafter issued provides otherwise with respect to those debt securities. However, changes can be made without the consent of any holder if the changes do not adversely affect the rights of a holder in any way. No changes to the timing of when payments are due, terms of payment of principal or interest, or reducing the percentage required for changes, is effective against any holder without its consent.

        We are permitted, subject to Section 901 of the Base Indenture, with the consent of the holders of not less than 66 2/3% of the aggregate in principal amount of the outstanding debt securities of each series affected by the modification, when authorized by a Board Resolution, to supplement the Base Indenture for the purpose of adding any provisions to or changing in any manner or eliminating the Limitation on Restricted Payments covenant.

Ranking

        The notes will be unsecured senior obligations of ours and will rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. As of September 30, 2002, the aggregate amount of outstanding indebtedness to which the notes will rank equally, including medium-term notes, commercial paper and commercial bank notes, was $2.5 billion. Under general equitable principles, our right and the right of our creditors, including the holders of the notes, to participate in any distributions of assets of our subsidiaries, if we were to be liquidated, is likely to be subject to the prior claims of creditors of the subsidiary, except to the extent that our claims as a creditor of any subsidiary may be recognized or our subsidiaries were to be consolidated with us in any liquidation. Further, we are a holding company and the notes will be effectively subordinated to all existing and future obligations of our subsidiaries and to our obligations that are secured, to the extent of the assets securing such indebtedness. At September 30, 2002, our subsidiaries had $3.6 billion of indebtedness, in addition to other liabilities, to which the notes would have been structurally subordinated. The notes will not be contractually subordinated in right of payment to any other of our indebtedness. The Indenture does not limit the aggregate principal amount of debt securities which we may issue and permits debt securities to be issued in one or more series up to the aggregate principal amount which we may authorize from time to time. We may, from time to time, without the consent of the holders of the notes, issue additional notes or other debt securities under the Indenture.

Global Notes

        The notes may be issued in whole or in part in the form of one or more fully registered notes which will be deposited with, or on behalf of, The Depository Trust Company, to which we refer together with its successors and nominees as DTC, and registered in the name of DTC's nominee. Except as set forth below, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

        DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations, some of which and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants. Upon the issuance by us of notes represented by a global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by such global note to the accounts of participants. The accounts to be credited shall be designated by the underwriters or by us, if the notes are offered and sold directly by us. If DTC is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue notes in certificated form in exchange for each global note. In addition, we may at any time determine not to have notes represented by one or more global notes, and, in such event, we will issue notes in certificated form in exchange for the global note or notes representing such notes. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery in certificated form of notes equal in principal amount to their beneficial interest and to have the notes registered in their name. The notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof which is a whole multiple of $1,000 and will be issued in fully registered form only. For a more complete description of global notes, see "Description of Debt Securities—Global Securities" in the accompanying prospectus.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, each underwriter named below has agreed to purchase, and we have agreed to sell to them, severally, the principal amounts of notes set forth opposite its name below:

Underwriter	Principal Amount of 6.000% Notes	Principal Amount of 7.125% Notes
Banc of America Securities LLC	$140,000,000	$210,000,000
Barclays Capital Inc.	140,000,000	210,000,000
Credit Lyonnais Securities (USA) Inc.	20,666,667	36,000,000
Daiwa Securities SMBC Europe Limited	20,666,667	36,000,000
Greenwich Capital Markets, Inc.	20,666,667	36,000,000
Scotia Capital (USA) Inc.	20,666,667	36,000,000
Wachovia Securities, Inc.	20,666,667	36,000,000
Goldman, Sachs & Co.(1)	16,666,665	—

Total	$400,000,000	$600,000,000

(1)
Goldman, Sachs & Co. is an underwriter only of the 6.000% notes.

        Banc of America Securities LLC and Barclays Capital Inc. are acting as lead managers for this offering. The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes if any are taken.

        The underwriters propose to offer part of the 6.000% notes and the 7.125% notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and part of the notes to certain dealers at a price that represents a concession not in excess of 0.350% of the principal amount in the case of the 6.000% notes and 0.400% of the principal amount in the case of the 7.125% notes. The underwriters may allow, and such dealers may reallow a discount not to exceed 0.250% of the principal amount in the case of both the 6.000% notes and the 7.125% notes on sales to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by PHH
Per 6.000% note	0.600%
Per 7.125% note	0.650%

        We estimate that we will spend approximately $500,000 for printing, rating agencies, trustee and legal fees and other expenses related to this offering.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

        In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end these activities at any time.

        Daiwa Securities SMBC Europe Limited is not a U.S. registered broker-dealer and, therefore, intends to effect any sales of the notes in the United States through one or more U.S. registered broker-dealers as permitted by regulations of the National Association of Securities Dealers, Inc.

        The underwriters and their affiliates have provided and in the future may continue to provide investment banking and other financial services to us in the ordinary course of business for which they have received and will receive customary compensation.

LEGAL MATTERS

        Certain legal matters in connection with the notes will be passed upon for PHH by Skadden, Arps, Slate, Meagher & Flom LLP, Piper Rudnick LLP and Eric J. Bock, Executive Vice President, Law and Corporate Secretary of PHH. The validity of the notes will be passed upon for the underwriters by Shearman & Sterling.

EXPERTS

        The consolidated financial statements of PHH Corporation and subsidiaries incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the modification of accounting for interest income and impairment of beneficial interests in securitization transactions and the accounting for derivative instruments and hedging activities, discussed in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim financial information of PHH Corporation and subsidiaries for the periods ended March 31, 2002 and 2001, June 30, 2002 and 2001 and September 30, 2002 and 2001 which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

Prospectus

PHH CORPORATION

May Offer—

$3,000,000,000
DEBT SECURITIES

        We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 1, 2000.

WHERE YOU CAN FIND MORE INFORMATION

        As required by the Securities Act of 1933, we filed a registration statement (No. 333- 46434) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C. and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  •
  Annual Report on Form 10-K for the year ended December 31, 1999; and

  •
  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2000.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Treasurer
        PHH Corporation
        One Campus Drive
        Parsippany, New Jersey 07054
        (973) 428-9700

        You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

PHH CORPORATION

        In connection with a merger with HFS Incorporated, on April 30, 1997, we became a wholly-owned subsidiary of HFS. On December 17, 1997, in connection with a merger agreement between CUC International Inc. and HFS, HFS was merged into CUC, with CUC surviving and changing its name to Cendant Corporation. As a result of the merger of HFS and CUC, we became a wholly-owned subsidiary of Cendant.

        As part of Cendant's ongoing evaluation of its business units, we may from time to time explore our ability to make divestitures or acquisitions and enter into related transactions as they arise. No assurance can be given that any divestiture, acquisition or other transaction will be consummated or, if consummated, the magnitude, timing, likelihood or financial or business effect on us of such transactions. Among the factors we will consider in determining whether or not to consummate any transaction is the strategic and financial impact of such transaction on us and our parent company, Cendant.

        In connection with the merger of HFS and CUC, our fiscal year was changed from a year ending on April 30 to a year ending on December 31.

        We are a Maryland corporation. Our principal executive offices are located at One Campus Drive, Parsippany, New Jersey 07054. Our telephone number is (973) 428-9700.

General

        Our businesses provide a range of complementary consumer and business services. Currently we operate in two business segments which provide home buyers with mortgages and assist in employee relocations:

        In the mortgage segment, our Cendant Mortgage Corporation subsidiary originates, sells and services residential mortgage loans in the United States, marketing such services to consumers through relationships with corporations, affinity groups, financial institutions, real estate brokerage firms and mortgage banks.

        In the relocation segment, our Cendant Mobility Services Corporation subsidiary is the largest provider of corporate relocation services in the world, offering relocation clients a variety of services in connection with the transfer of a client's employees.

        On June 30, 1999, we completed the disposition of our fleet businesses, under agreement with Avis Group Holdings, Inc. Under this agreement, Avis acquired the net assets of our fleet business through the assumption and subsequent repayment of $1.44 billion of intercompany debt and the issuance to us of $360 million of convertible preferred stock of Avis Fleet Leasing and Management Corporation, a wholly-owned subsidiary of Avis. Coincident to the closing of the transaction, Avis refinanced the assumed debt under management programs which was payable to us. Accordingly, we also received from Avis $3.0 billion in cash proceeds and a $30 million receivable. Utilizing the cash proceeds from the fleet businesses disposition, we made a cash dividend payment to Cendant totaling $1.1 billion. We recorded a net gain on the sale of discontinued operations of $887 million ($871 million, after tax). The fleet businesses disposition was structured as a tax-free reorganization and, accordingly, no tax provision has been recorded on a majority of the gain. However, pursuant to a recent interpretive ruling, the Internal Revenue Service has taken the position that similarly structured transactions do not qualify as tax-free reorganizations under Internal Revenue Code Section 368(a)(1)(A). If the transaction is not considered a tax-free reorganization, the resultant incremental liability could range between $10 million and $170 million depending upon certain factors including utilization of tax attributes and contractual indemnification provisions. Notwithstanding the Internal Revenue Service interpretive ruling, we believe that, based upon analysis of current tax law, our position would prevail, if challenged.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,				Year Ended January 31,
	2000	1999	1998(2)	1997	1996	1996
Ratio of earnings to fixed charges (1)	2.45x	3.13x	2.78x	**	1.86x	1.82x

(1)
Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). The substantial portion of interest expense incurred on debt is used to finance our mortgage services and relocation services activities.

(2)
For the year ended December 31, 1998, income from continuing operations before income taxes includes non-recurring merger-related costs and other unusual credits of $19 million. Excluding such credits, the ratio of earnings to fixed charges is 2.67x.

(**)
Earnings are inadequate to cover fixed charges (deficiency of $56 million) for the year ended December 31, 1997. Loss from continuing operations before income taxes includes non-recurring merger-related costs and other unusual charges of $190 million. Excluding such charges, the ratio of earnings to fixed charges is 2.16x.

USE OF PROCEEDS

        The net proceeds from the sale of the Debt Securities will be used to finance assets we manage for our clients and for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

        The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any supplement may relate. The particular terms of the debt securities offered by any supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the supplement relating to such offered debt securities. The debt securities are to be issued under an indenture between us and a trustee. A copy of the indenture has been filed with the Commission as indicated in the registration statement. The following summaries of provisions of the indenture may not contain all of the information that is important to you. Accordingly, you should carefully read all the provisions of the indenture which is incorporated by reference into this prospectus in its entirety, including the definitions therein of terms.

General

        The debt securities will be our unsecured obligations and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. The debt securities will be issued under an indenture between us and Bank One Trust Company, N.A., as trustee. Unless we specify a different place in the applicable supplement, principal of and interest, if any, on the debt securities will be payable at the corporate offices of the applicable trustee; provided that payment of interest may be made at our option by check or draft mailed to the person entitled thereto.

        The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of offered debt securities that we may issue and provides that debt securities may be issued thereunder from time to time in one or more series.

        A prospectus supplement relating to a particular series of debt securities will contain some or all of the following terms of the offered debt securities:

  (1)
  the title of the offered debt securities and the series of which the offered debt securities shall be a part;

  (2)
  any limit on the aggregate principal amount of the offered debt securities;

  (3)
  the price, expressed as a percentage of the aggregate principal amount thereof, at which the offered debt securities will be issued;

  (4)
  the date or dates on which the offered debt securities will mature;

  (5)
  the rate or rates, which may be fixed or variable, per annum at which the offered debt securities will bear interest, if any;

  (6)
  the date from which such interest, if any, on the offered debt securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the record dates for such interest payment dates, if any;

  (7)
  the dates, if any, on which and the price or prices at which the offered debt securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by us and the other detailed terms and provisions of such sinking and/or purchase funds;

  (8)
  the date, if any, after which and the price or prices at which the offered debt securities may, pursuant to any optional redemption provisions, be redeemed at our option or the option of the holder thereof and the other detailed terms and provisions of such optional redemption;

  (9)
  the denominations in which the offered debt securities are authorized to be issued;

  (10)
  whether the principal and/or interest of the offered debt securities is denominated in a currency other than United States dollars;

  (11)
  the identity of the trustee and the indenture under which the offered debt securities are issued; and

  (12)
  any other terms of the offered debt securities.

        Debt securities bearing no interest or interest at a rate which at the time of issuance is below market rates may be issued under the indenture and offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable thereto will be described in any supplement relating to those debt securities. The debt securities are not subordinated in right of payment to any other indebtedness of the Company. However, our right and the right of our creditors, including the holders of debt securities, under general equitable principles to participate in any distributions of assets of any subsidiary upon our liquidation or reorganization or otherwise is, unless we substantively consolidate with our subsidiaries, likely to be subject to the prior claims of creditors of the subsidiary, except to the extent that our claims as a creditor may be recognized.

        The debt securities will be issued only in fully registered form without coupons. Offered debt securities may be presented at the corporate offices of the applicable trustee for registration of transfer or exchange without service charge, but we may require payment to cover taxes or other governmental charges payable in connection therewith.

        Prospective purchasers of the debt securities should be aware that the indenture does not contain any covenant that would prevent Cendant from removing assets from us or any of our subsidiaries, or that would limit our ability to make advances, pay dividends or make any other distributions to Cendant.

Certain Definitions

        The indenture contains certain restrictions upon our actions and those of some of our subsidiaries. The following terms, among others, are used in the indenture as indicated:

        "Asset Securitization Subsidiary" means (i) any Subsidiary engaged solely in the business of effecting asset securitization transactions, and (ii) any Subsidiary whose primary purpose is to hold title or ownership interests in vehicles, mortgage loans, relocation assets and related assets under management.

        "Consolidated Net Worth" means, at any date of determination, all amounts which would be included on our balance sheet with our consolidated Subsidiaries under stockholders' equity, in accordance with generally accepted accounting principles in effect from time to time.

        "Debt" means:

  (1)
  all of our and our Subsidiaries' debt, obligations and other liabilities which are includable as liabilities in a consolidated balance sheet of us and our Subsidiaries, other than

  (x)
  accounts payable and accrued expenses,

  (y)
  advances from clients obtained in the ordinary course of the relocation management services business of us and our Subsidiaries and

  (z)
  current and deferred income taxes and other similar liabilities, plus

  (2)
  without duplicating any items included in Debt pursuant to the foregoing clause (1), the maximum aggregate amount of all liabilities of ours or any of our Subsidiaries under any guaranty, indemnity or similar undertaking given or assumed of, or in respect of, the indebtedness, obligations or other liabilities, assets, revenues, income or dividends of any Person other than us or one of our Subsidiaries and

  (3)
  all other obligations or liabilities of ours or any of our Subsidiaries in relation to the discharge of the obligations of any Person other than us or one of our Subsidiaries.

        "Lien" means any mortgage, pledge, lien, security interest or encumbrance.

        "Material U.S. Subsidiary" means any Subsidiary which together with its Subsidiaries at the time of determination had assets constituting 10% or more of consolidated assets, accounts for 10% or more of Consolidated Net Worth, or accounts for 10% or more of the revenues of us and our consolidated Subsidiaries for the Rolling Period immediately preceding the date of determination.

        "Person" means any natural person, corporation, division of a corporation, partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Revolving Lien" means any Lien which extends to property in existence on the date of creation of such Lien and also to any property of substantially the same characteristics subsequently acquired in the ordinary course of our business or that of a Material U.S. Subsidiary of ours.

        "Rolling Period" means with respect to any fiscal quarter, such fiscal quarter and the three immediately preceding fiscal quarters considered as a single accounting period.

        "Special Purpose Vehicle Subsidiary" means PHH Caribbean Leasing, Inc. and any Subsidiary engaged in the fleet-leasing management business which (i) is, at any one time, a party to one or more lease agreements with only one lessee and (ii) finances, at any one time, its investment in lease agreements or vehicles with only one lender, which lender may be us.

        "Subsidiary" means, with respect to any person, any corporation, association, joint venture, partnership, limited liability company or other business entity of which at least a majority of the voting stock or other ownership interests having ordinary voting power for the election of directors (or the equivalent) is, at the time as of which any determination is being made, owned or controlled by such person or one or more subsidiaries of such person, or by such person and one or more subsidiaries of such person.

Global Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more fully registered global notes that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to that series. Global securities will be issued in registered form and in either temporary or permanent form. Unless and until it is exchanged for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to any depositary arrangements.

        Upon the issuance of a global security, the depositary for such global security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the debt securities represented by such global security. The accounts shall be designated by the underwriters or agents with respect to the debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for such global security or its nominee or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of ownership will be effected only through, records maintained by the depositary, with respect to participants' interests, for the global security or by participants or persons that hold through participants, with respect to beneficial owners' interests.

Limitations on Liens

        We will not, and will not permit any Material U.S. Subsidiary of ours to, incur any Lien to secure Debt without equally and ratably securing the debt securities except:

  (1)
  deposits under worker's compensation, unemployment insurance and social security laws or to secure statutory obligations or surety or appeal bonds or performance or other similar bonds in the ordinary course of business, or statutory Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens, in respect of liabilities which are not yet due or which are being contested in good faith by appropriate proceedings, Liens for taxes not yet due and payable, and Liens for taxes due and payable, the validity or amount of which is currently being contested in good faith by appropriate proceedings and as to which foreclosure and other enforcement proceedings shall not have been commenced (unless fully bonded or otherwise effectively stayed);

  (2)
  purchase money Liens granted to the vendor or Person financing the acquisition of property, plant or equipment if:

  (a)
  limited to the specific assets acquired and, in the case of tangible assets, other property which is an improvement to or is acquired for specific use in connection with such acquired property or which is real property being improved by such acquired property; and

  (b)
  the debt secured by such Lien is the unpaid balance of the acquisition cost of the specific assets on which the Lien is granted;
  (3)
  Liens and Revolving Liens upon real and/or personal property, each of which Liens or Revolving Liens existed before the time of our acquisition of such property or the company owning such property and was not created in anticipation thereof and any extensions or renewals thereof; provided that no such Lien or Revolving Lien shall extend to or cover any property of us or a Material U.S. Subsidiary other than the respective property so acquired and improvements thereon;

  (4)
  Liens and Revolving Liens upon real and/or personal property of a Person who in connection with our acquisition of the stock or equity of such Person becomes a Material U.S. Subsidiary, each of which Liens or Revolving Liens existed before the time of our acquisition of such Person and was not created in anticipation thereof and any extension or renewal of such Liens; provided that no such Lien shall extend to or cover any property of us or a Material U.S. Subsidiary other than the Material U.S. Subsidiary (and its acquired affiliates) so acquired;

  (5)
  Liens arising out of attachments, judgments or awards as to which an appeal or other appropriate proceedings for contest or review are promptly commenced (and as to which foreclosure and other enforcement proceedings
    (a)
    shall not have been commenced (unless fully bonded or otherwise effectively stayed) or

    (b)
    in any event shall be promptly fully bonded or otherwise effectively stayed);
  (6)
  Liens securing Debt of any Material U.S. Subsidiary owing to us;

  (7)
  Liens securing Debt and related obligations, or securing interests in asset sale transactions which could alternatively be characterized as Debt, or securing obligations to pay rent incurred in connection with asset securitization transactions, which Debt or securitized assets are not reported on our consolidated balance sheet or that of our Material U.S. Subsidiaries, and which liens cover only the assets securitized in the applicable asset securitization transaction or other assets identified in connection with an asset securitization transaction, and liens on the stock or equity of any special purpose vehicle the sole purpose of which is to effectuate such asset securitization transaction;

  (8)
  Liens securing Debt and related obligations of an Asset Securitization Subsidiary issued in asset securitization transactions, which Debt or securitized assets are reported on our consolidated balance sheet or that of our Material U.S. Subsidiaries, and which liens cover only the assets securitized in the applicable asset securitization transaction or other assets identified in connection with an asset securitization transaction, and liens on the stock of such Asset Securitization Subsidiary;

  (9)
  Liens covering only the property or other assets of any Special Purpose Vehicle Subsidiary and securing only the Debt of any such Special Purpose Vehicle Subsidiary;

  (10)
  mortgage liens existing on homes acquired by us or any of our Material U.S. Subsidiaries in the ordinary course of their relocation management business;

  (11)
  other Liens incidental to the conduct of its business or the ownership of its property and other assets, which do not secure any Debt and did not otherwise arise in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the aggregate, materially detract from the value of its property or other assets or materially impair the use thereof in the operation of its business;

  (12)
  Liens covering only the property or other assets of any Subsidiary which principally transacts business outside of the United States;

  (13)
  Liens existing prior to the date of the indenture and any extensions or renewals thereof;

  (14)
  Liens incurred in the ordinary course of business to secure Debt utilized to fund net investment in leases and leased vehicles, equity advances on homes and other assets under management programs; and

  (15)
  Liens to secure Debt not otherwise permitted by any of the clauses (1) through (11) if, at the time any such Liens are incurred, the aggregate amount of Debt secured by such Liens does not exceed $250,000,000.

Restrictions on Sale, Consolidation or Merger

        We will not consolidate with or merge into or transfer all or substantially all of our assets to any other corporation unless the resulting, surviving or transferee corporation assumes all of our obligations under the debt securities and the indenture. Thereafter, all such obligations of the predecessor corporation shall terminate. If upon any such consolidation, merger or transfer, any of our property or assets would become subject to a Lien securing Debt, then before the consolidation, merger or transfer occurs, we will secure the debt securities equally and ratably with or prior to the Debt secured by such Lien; provided, however, that we will not so secure the debt securities if we could incur such Debt and secure it by a Lien on our property pursuant to the indenture (see "Limitations on Liens") without equally and ratably securing the debt securities.

Modification and Waiver

        We are permitted, with the consent of the holders of not less than a majority in principal amount of the Outstanding debt securities (as defined in the indenture) of each series affected by the modification, to supplement the indenture to modify the rights of the holders of the debt securities; provided that no such modification shall, without the consent of the holder of each outstanding debt security affected thereby:

  (1)
  change the stated maturity of the principal, or any installment of principal or interest, of any outstanding debt security or change the Redemption Price;

  (2)
  reduce the principal amount of or the rate of interest on or any premium payable on redemption of any outstanding debt security;

  (3)
  modify the manner of determination of the rate of interest so as to affect adversely the interest of a holder or reduce the amount of the principal of an Original Issue Discount Debt Security due and payable upon acceleration;

  (4)
  change the place or currency of payment of principal of or interest, if any, on any debt security;

  (5)
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

  (6)
  modify the provisions relating to modification or amendment of the indenture or to waiver of compliance with or defaults of certain restrictive provisions of the indenture, except to increase the percentage in principal amount of outstanding debt securities required, or to provide that certain other provisions of the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

        The holders of a majority in principal amount of an outstanding series of debt securities may on behalf of all the holders of such series waive the compliance with certain covenants or waive any past default except:

  (1)
  a default in payment of the principal of (or premium, if any) or interest on any debt security of such series or

  (2)
  a default in respect of a covenant or provision of the indenture which cannot be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

Additional Covenants

        If we specify in an applicable supplement the following, so specified in a supplemental indenture, will apply with respect to the series of debt securities issued under such supplement:

  Limitation on Restricted Payments

        We, (i) shall not, directly or indirectly, declare or pay any dividend, or make any distributions on account of our Capital Stock, and (ii) shall not make, or permit any Subsidiary of ours to make any loan, advance to or investment in Cendant and its subsidiaries (excluding our Subsidiaries) (the transactions described in clauses (i) and (ii) being referred to herein as "Restricted Payments"), if at the time thereof, upon giving effect to such Restricted Payment, our Debt/Equity Ratio exceeds 6.5 to 1.

  Debt/Tangible Equity Ratio

        We shall maintain, as of the last day of each quarter, a Debt/Tangible Equity Ratio of not more than 10.0 to 1.0.

  Definitions

        The following terms have the meanings ascribed to them for this section "—Additional Covenants" only.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its consolidated subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles plus amounts representing mandatorily redeemable preferred securities issued by such Person or its Subsidiaries.

        "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or similar interests in any other form of entity, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

        "Debt" means:

  (1)
  all debt, obligations and other liabilities of us and our Subsidiaries which are, at the date as of which Debt is to be determined, includable as liabilities in a consolidated balance sheet of us and our Subsidiaries, other than

  (x)
  accounts payable and accrued expenses,

  (y)
  advances from clients obtained in the ordinary course of the relocation management services business of ours and our Subsidiaries and

  (z)
  current and deferred income taxes and other similar liabilities, plus

  (2)
  without duplicating any items included in Debt pursuant to the foregoing clause (i), the maximum aggregate amount of all liabilities of ours or any of our Subsidiaries under any guaranty, indemnity or similar undertaking given or assumed of, or in respect of, the indebtedness, obligations or other liabilities, assets, revenues, income or dividends of any Person other than ours or one of our Subsidiaries and

  (3)
  all other obligations or liabilities of ours or any of our Subsidiaries in relation to the discharge of the obligations of any Person other than us or one of our Subsidiaries, provided however, that any debt assumed by us or any of our Subsidiaries in connection with the acquisition of Avis Group Holdings, Inc. ("Avis") (whether by merger with or into Avis or by the guarantee of debt of Avis or its Subsidiaries), which is transferred to Cendant or a Subsidiary thereof

    (other than PHH and its Subsidiaries) within 90 days of such debt assumption shall not be deemed debt for purposes of the Debt/Equity Ratio or the Debt/Tangible Equity Ratio. In the event that any such debt is not transferred within such 90 day period, such debt will be deemed to have been incurred by PHH on the last day of such 90 day period for purposes of the foregoing ratios.

        "Debt/Equity Ratio" means the ratio of (x) the principal amount of Debt to (y) our Consolidated Net Worth.

        "Debt/Tangible Equity Ratio" means the ratio of (x) principal amount of Debt to (y) Tangible Net Worth.

        "Tangible Net Worth" means, with respect to any Person at any date, the Consolidated Net Worth of such Person, less the aggregate book value of all intangible assets of such Person (as determined in accordance with GAAP).

  Modification and Waiver

        We are permitted, subject to Section 901 of the Indenture, with the consent of the Holders of not less than 66 2/3% of the aggregate in principal amount of the Outstanding debt securities (as defined in the indenture) of each series affected by the modification, when authorized by a Board Resolution, to supplement the indenture for the purpose of adding any provisions to or changing in any manner or eliminating the Limitation on Restricted Payments covenant.

Events of Default

        The following shall constitute events of default with respect to debt securities of any series then Outstanding:

  (1)
  default for a period of 30 days in payment of any interest on the debt securities of such series when due;

  (2)
  default in payment of principal of (or premium, if any, on) the debt securities of such series;

  (3)
  default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of that series;

  (4)
  default in performance of any other covenant in the applicable indenture with respect to a series of debt securities, including violations of the covenants described above relating to limitations on Liens, limitations on certain advances to non-Subsidiaries and restrictions on sales of assets and consolidation or merger of us, continued for 90 days after written notice to us by the trustee or by the holders of at least 25% in principal amount of the Outstanding debt securities of that series; and

  (5)
  certain events of bankruptcy, insolvency or reorganization.

        If an event of default with respect to debt securities of any series shall occur and be continuing, the applicable trustee or the holders of 25% in principal amount of the Outstanding debt securities of such series may declare the principal and accrued interest of all of the debt securities of that series to be due and payable immediately. We will comply with applicable tender offer rules under the Exchange Act in the event that the occurrence of an event of default results in the repurchase of debt securities.

        The indenture provides that the trustee will, within 90 days after the occurrence of a default under the indenture, give to holders of the series of debt securities with respect to which a default has occurred notice of all uncured defaults known to it but, except in the case of a default in the payment of principal (including any sinking fund payment) or premium, if any, or interest on or Redemption Price (if called for redemption) of a series of debt securities with respect to which such default has occurred, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders. The indenture contains a provision entitling the trustee, subject to the duty of such trustee during default to act with the required standard of care, to be indemnified by the holders of a series of debt securities with respect to which a default has occurred before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such right of indemnification, each indenture provides that the holders of a majority in principal amount of the Outstanding debt securities of such series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

        We will be required to furnish to the trustee annually a statement as to the fulfillment by us of all of its obligations under the indenture.

        The general provisions of the indenture do not afford holders of our debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities. Any covenants or other provisions included in a supplement or amendment to the indenture for the benefit of the holders of any particular series of debt securities will be described in the applicable prospectus supplement.

Concerning the Trustee

        We maintain general banking and credit relations with the trustee in the ordinary course of business.

PLAN OF DISTRIBUTION

        We may sell debt securities to or through underwriters, and also may sell debt securities directly to other purchasers or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each supplement may describe the method of distribution of the offered debt securities.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation will be described in the supplement.

        Under agreements which may be entered into by us, underwriters and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

        If so indicated in the supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will not be subject to any conditions except that (1) the purchase of the offered debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if the offered debt securities are also being sold to dealers acting as principals for their own account, the dealers shall have purchased such offered debt securities not sold for delayed delivery. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

LEGAL MATTERS

        The validity of each issue of debt securities will be passed upon for us by our counsel, Eric Bock, and certain legal matters will be passed upon for the underwriters or agents by Skadden, Arps, Slate, Meagher & Flom LLP. Skadden, Arps, Slate, Meagher & Flom LLP has, from time to time, represented and may continue to represent us in connection with certain legal matters.

EXPERTS

        The consolidated financial statements of PHH Corporation and subsidiaries incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

$1,000,000,000

PHH Corporation

$400,000,000 6.000% Notes due 2008
$600,000,000 7.125% Notes due 2013

PROSPECTUS SUPPLEMENT

February 13, 2003

Joint Book-Running Managers

Banc of America Securities LLC
Barclays Capital

Credit Lyonnais Securities
Daiwa Securities SMBC Europe
RBS Greenwich Capital
Scotia Capital
Wachovia Securities
Goldman, Sachs & Co.

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TABLE OF CONTENTS
Prospectus Supplement
FORWARD-LOOKING STATEMENTS
SUMMARY
Our Company
Recent Developments
RISK FACTORS RELATING TO THE NOTES
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S NARRATIVE ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002
MANAGEMENT'S NARRATIVE ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001
BUSINESS
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PHH CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS